SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

Item

1	Banco Santander, S.A. and Companies composing Santander Group Interim Condensed Consolidated Financial Statements as at 30 September 2015

This Form 6-K is incorporated by reference into Banco Santander, S.A.’s Registration Statement on Form F-3 (File No. 333-207389) filed with the Securities and Exchange Commission.

Banco Santander, S.A. and Companies composing Santander Group

Interim Condensed Consolidated Financial Statements as at 30 September 2015

Translation of interim condensed consolidated financial statements originally issued in Portuguese and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16). In the event of a discrepancy, the Portuguese-language version prevails.

Translation of interim condensed consolidated financial statements originally issued in Portuguese and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16).

In the event of a discrepancy, the Portuguese-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED BALANCE SHEETS

(Millions of euros)

ASSETS	Note	30/09/15	31/12/14 (*)

CASH AND BALANCES WITH CENTRAL BANKS		70,841	69,428

FINANCIAL ASSETS HELD FOR TRADING	5	149,903	148,888

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	5	52,110	42,673

AVAILABLE-FOR-SALE FINANCIAL ASSETS	5	117,835	115,250

LOANS AND RECEIVABLES	5	816,666	781,635

HELD-TO-MATURITY INVESTMENTS	5	4,405	—

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		1,649	1,782

HEDGING DERIVATIVES		8,323	7,346

NON-CURRENT ASSETS HELD FOR SALE	6	5,568	5,376

INVESTMENTS:		3,278	3,471
Associates		1,724	1,775
Jointly controlled entities		1,554	1,696

INSURANCE CONTRACTS LINKED TO PENSIONS		327	345

REINSURANCE ASSETS		355	340

TANGIBLE ASSETS:	7	24,188	23,256
Property, plant and equipment		18,478	16,889
Investment property		5,710	6,367

INTANGIBLE ASSETS:	8	29,853	30,401
Goodwill		26,777	27,548
Other intangible assets		3,076	2,853

TAX ASSETS:		27,117	27,956
Current		5,591	5,792
Deferred		21,526	22,164

OTHER ASSETS		8,009	8,149

TOTAL ASSETS		1,320,427	1,266,296

LIABILITIES AND EQUITY	Note	30/09/15	31/12/14 (*)

FINANCIAL LIABILITIES HELD FOR TRADING	9	112,460	109,792

OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	9	58,601	62,317

FINANCIAL LIABILITIES AT AMORTISED COST	9	1,009,568	961,052

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		292	31

HEDGING DERIVATIVES		9,173	7,255

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		—	21

LIABILITIES UNDER INSURANCE CONTRACTS		644	713

PROVISIONS	10	13,775	15,376

TAX LIABILITIES:		7,379	9,379
Current		2,277	4,852
Deferred		5,102	4,527

OTHER LIABILITIES		9,848	10,646

TOTAL LIABILITIES		1,221,740	1,176,582

SHAREHOLDERS’ EQUITY:	11	103,307	91,663
Share capital		7,158	6,292
Share premium		45,072	38,611
Reserves		45,835	41,160
Other equity instruments		262	265
Less: Treasury shares		(245)	(10)
Profit for the period attributable to the Parent		5,941	5,816
Less: Dividends and remuneration	3	(716)	(471)

VALUATION ADJUSTMENTS:	11	(14,988)	(10,858)
Available-for-sale financial assets		766	1,560
Cash flow hedges		322	204
Hedges of net investments in foreign operations		(3,221)	(3,570)
Exchange differences		(9,441)	(5,385)
Non-current assets held for sale		—	—
Entities accounted for using the equity method		(233)	(85)
Other valuation adjustments		(3,181)	(3,582)

NON-CONTROLLING INTERESTS	11	10,368	8,909
Valuation adjustments		(1,401)	(655)
Other		11,769	9,564

EQUITY		98,687	89,714

TOTAL LIABILITIES AND EQUITY		1,320,427	1,266,296

MEMORANDUM ITEMS:
CONTINGENT LIABILITIES		40,572	44,078
CONTINGENT COMMITMENTS		216,384	208,040

(*)	Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated balance sheet as at 30 September 2015.

Translation of interim condensed consolidated financial statements originally issued in Portuguese and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16).

In the event of a discrepancy, the Portuguese-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED BALANCE SHEETS

(Millions of reais)

ASSETS	Note	30/09/15	31/12/14 (*)

CASH AND BALANCES WITH CENTRAL BANKS		317,424	223,607

FINANCIAL ASSETS HELD FOR TRADING	5	671,685	479,524

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	5	233,494	137,437

AVAILABLE-FOR-SALE FINANCIAL ASSETS	5	527,995	371,186

LOANS AND RECEIVABLES	5	3,659,317	2,517,411

HELD-TO-MATURITY INVESTMENTS	5	19,738	—

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		7,389	5,739

HEDGING DERIVATIVES		37,294	23,659

NON-CURRENT ASSETS HELD FOR SALE	6	24,949	17,314

INVESTMENTS:		14,688	11,179
Associates		7,725	5,717
Jointly controlled entities	2	6,963	5,462

INSURANCE CONTRACTS LINKED TO PENSIONS		1,465	1,111

REINSURANCE ASSETS		1,591	1,095

TANGIBLE ASSETS:	7	108,382	74,900
Property, plant and equipment		82,797	54,394
Investment property		25,585	20,506

INTANGIBLE ASSETS:	8	133,765	97,913
Goodwill		119,982	88,724
Other intangible assets		13,783	9,189

TAX ASSETS:		121,506	90,037
Current		25,052	18,653
Deferred		96,454	71,384

OTHER ASSETS		35,887	26,246

TOTAL ASSETS		5,916,569	4,078,358

LIABILITIES AND EQUITY	Note	30/09/15	31/12/14 (*)

FINANCIAL LIABILITIES HELD FOR TRADING	9	503,910	353,607

OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	9	262,580	200,704

FINANCIAL LIABILITIES AT AMORTISED COST	9	4,523,673	3,095,261

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		1,308	100

HEDGING DERIVATIVES		41,102	23,366

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		—	68

LIABILITIES UNDER INSURANCE CONTRACTS		2,886	2,296

PROVISIONS	10	61,722	49,521

TAX LIABILITIES:		33,064	30,207
Current		10,203	15,627
Deferred		22,861	14,580

OTHER LIABILITIES		44,126	34,288

TOTAL LIABILITIES		5,474,371	3,789,418

SHAREHOLDERS’ EQUITY:	11	260,861	222,664
Share capital		17,776	15,027
Share premium		107,384	86,908
Reserves		117,931	103,480
Other equity instruments		651	613
Less: Treasury shares		(1,100)	(31)
Profit for the period attributable to the Parent		20,715	18,135
Less: Dividends and remuneration	3	(2,496)	(1,468)

VALUATION ADJUSTMENTS:	11	134,883	37,584
Available-for-sale financial assets		3,432	5,026
Cash flow hedges		1,444	657
Hedges of net investments in foreign operations		(14,431)	(11,497)
Exchange differences		159,735	55,206
Non-current assets held for sale		—	—
Entities accounted for using the equity method		(1,044)	(272)
Other valuation adjustments		(14,253)	(11,536)

NON-CONTROLLING INTERESTS	11	46,454	28,692
Valuation adjustments		16,516	4,936
Other		29,938	23,756

EQUITY		442,198	288,940

TOTAL LIABILITIES AND EQUITY		5,916,569	4,078,358

MEMORANDUM ITEMS:
CONTINGENT LIABILITIES		181,795	141,962
CONTINGENT COMMITMENTS		969,573	670,034

(*)	Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated balance sheet as at 30 September 2015.

Translation of interim condensed consolidated financial statements originally issued in Portuguese and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16).

In the event of a discrepancy, the Portuguese-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED INCOME STATEMENTS

(Millions of euros)

	Note	(Debit) Credit
		01/07/15 to 30/09/15	01/07/14 to 30/09/14	01/01/15 to 30/09/15	01/01/14 to 30/09/14 (*)

INTEREST AND SIMILAR INCOME		14,087	13,954	43,269	40,534
INTEREST EXPENSE AND SIMILAR CHARGES		(6,105)	(6,482)	(18,345)	(18,700)
NET INTEREST INCOME		7,982	7,472	24,924	21,834
INCOME FROM EQUITY INSTRUMENTS		74	72	347	323
SHARE OF RESULTS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD		93	72	293	180
FEE AND COMMISSION INCOME		3,219	3,178	9,825	9,212
FEE AND COMMISSION EXPENSE		(746)	(740)	(2,241)	(2,040)
GAINS/LOSSES ON FINANCIAL ASSETS AND LIABILITIES (net)		(266)	1,378	(564)	2,706
EXCHANGE DIFFERENCES (net)		933	(427)	2,266	(477)
OTHER OPERATING INCOME		1,056	1,242	2,900	4,186
OTHER OPERATING EXPENSES		(998)	(1,286)	(2,751)	(4,352)
GROSS INCOME		11,347	10,961	34,999	31,572
ADMINISTRATIVE EXPENSES		(4,731)	(4,511)	(14,342)	(13,232)
Staff costs		(2,717)	(2,572)	(8,308)	(7,571)
Other general administrative expenses		(2,014)	(1,939)	(6,034)	(5,661)
DEPRECIATION AND AMORTISATION CHARGE		(611)	(561)	(1,806)	(1,726)
PROVISIONS (net)		(621)	(496)	(2,181)	(2,002)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (net)	5	(2,553)	(2,789)	(7,848)	(8,158)
IMPAIRMENT LOSSES ON OTHER ASSETS (net)		(68)	(52)	(355)	(883)
GAINS/(LOSSES) ON DISPOSAL OF ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE		44	59	237	2,361
GAINS FROM BARGAIN PURCHASES ARISING IN BUSINESS COMBINATIONS		—	—	—	—
GAINS/(LOSSES) ON NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	6	(29)	(52)	(85)	(137)
PROFIT BEFORE TAX	12	2,778	2,559	8,619	7,795
INCOME TAX		(787)	(650)	(1,552)	(2,598)
PROFIT FOR THE PERIOD FROM CONTINUING OPERATIONS		1,991	1,909	7,067	5,197
LOSS FROM DISCONTINUED OPERATIONS (net)		—	(7)	—	(7)
CONSOLIDATED PROFIT FOR THE PERIOD		1,991	1,902	7,067	5,190
Profit attributable to the Parent		1,680	1,605	5,941	4,361
Profit attributable to non-controlling interests		311	297	1,126	829
EARNINGS PER SHARE:
From continuing and discontinued operations:
Basic earnings per share (euros)	3	0,11	0,13	0,41	0,37
Diluted earnings per share (euros)	3	0,11	0,13	0,41	0,37

From continuing operations:
Basic earnings per share (euros)	3	0,11	0,13	0,41	0,37
Diluted earnings per share (euros)	3	0,11	0,13	0,41	0,37

(*)	Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated income statement for the period ended 30 September 2015.

Translation of interim condensed consolidated financial statements originally issued in Portuguese and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16).

In the event of a discrepancy, the Portuguese-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED INCOME STATEMENTS

(Millions of reais)

	Note	(Debit) Credit
		01/07/15 to 30/09/15	01/07/14 to 30/09/14 (*)	01/01/15 to 30/09/15	01/01/14 to 30/09/14 (*)

INTEREST AND SIMILAR INCOME		54,484	41,995	150,868	125,626
INTEREST EXPENSE AND SIMILAR CHARGES		(23,538)	(19,514)	(63,965)	(57,956)
NET INTEREST INCOME		30,946	22,481	86,903	67,670
INCOME FROM EQUITY INSTRUMENTS		308	211	1,210	1,001
SHARE OF RESULTS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD		361	219	1,022	558
FEE AND COMMISSION INCOME		12,438	9,566	34,257	28,550
FEE AND COMMISSION EXPENSE		(2,876)	(2,232)	(7,814)	(6,323)
GAINS/LOSSES ON FINANCIAL ASSETS AND LIABILITIES (net)		(981)	4,208	(1,966)	8,386
EXCHANGE DIFFERENCES (net)		3,498	(1,320)	7,901	(1,478)
OTHER OPERATING INCOME		4,020	3,707	10,111	12,973
OTHER OPERATING EXPENSES		(3,802)	(3,842)	(9,592)	(13,488)
GROSS INCOME		43,912	32,998	122,032	97,849
ADMINISTRATIVE EXPENSES		(18,264)	(13,568)	(50,007)	(41,010)
Staff costs		(10,502)	(7,737)	(28,968)	(23,465)
Other general administrative expenses		(7,762)	(5,831)	(21,039)	(17,545)
DEPRECIATION AND AMORTISATION CHARGE		(2,350)	(1,682)	(6,297)	(5,349)
PROVISIONS (net)		(2,452)	(1,468)	(7,604)	(6,205)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (net)	5	(9,875)	(8,392)	(27,364)	(25,284)
IMPAIRMENT LOSSES ON OTHER ASSETS (net)		(289)	(119)	(1,237)	(2,734)
GAINS/(LOSSES) ON DISPOSAL OF ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE		189	73	826	7,317
GAINS FROM BARGAIN PURCHASES ARISING IN BUSINESS COMBINATIONS		—	—	—	—
GAINS/(LOSSES) ON NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	6	(111)	(159)	(296)	(425)
PROFIT BEFORE TAX	12	10,760	7,683	30,053	24,159
INCOME TAX		(2,884)	(1,922)	(5,411)	(8,052)
PROFIT FOR THE PERIOD FROM CONTINUING OPERATIONS		7,876	5,761	24,642	16,107
LOSS FROM DISCONTINUED OPERATIONS (net)		—	(21)	—	(22)
CONSOLIDATED PROFIT FOR THE PERIOD		7,876	5,740	24,642	16,085
Profit attributable to the Parent		6,641	4,845	20,715	13,516
Profit attributable to non-controlling interests		1,235	895	3,927	2,569
EARNINGS PER SHARE:
From continuing and discontinued operations:
Basic earnings per share (reais)	3	0,44	0,40	1,42	1,14
Diluted earnings per share (reais)	3	0,44	0,39	1,42	1,14

From continuing operations:
Basic earnings per share (reais)	3	0,44	0,40	1,42	1,13
Diluted earnings per share (reais)	3	0,44	0,39	1,42	1,13

(*)	Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated income statement for the period ended 30 September 2015.

Translation of interim condensed consolidated financial statements originally issued in Portuguese and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16).

In the event of a discrepancy, the Portuguese-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE

(Millions of euros)

	Note	01/07/15 to 30/09/15	01/07/14 to 30/09/14 (*)	01/01/15 to 30/09/15	01/01/14 to 30/09/14 (*)

CONSOLIDATED PROFIT FOR THE PERIOD		1,991	1,902	7,067	5,190

OTHER RECOGNISED INCOME AND EXPENSE:		(5,335)	1,291	(4,876)	4,119
Items that will not be reclassified to profit or loss		606	(122)	438	(215)
Actuarial gains and losses on defined benefit pension plans	11	847	(161)	659	(287)
Non-current assets held for sale		—	—	—	—
Income tax relating to items that will not be reclassified to profit or loss		(241)	39	(221)	72
Items that may be reclassified subsequently to profit or loss for the period		(5941)	1,413	(5,314)	4,334
Available-for-sale financial assets:	11	(25)	142	(1,298)	1,592
Revaluation gains/(losses)		(48)	869	(845)	2,979
Amounts transferred to income statement		(23)	(727)	(453)	(1,387)
Other reclassifications		—	—	—	—
Cash flow hedges:		285	217	112	413
Revaluation gains/(losses)		520	326	712	687
Amounts transferred to income statement		(235)	(109)	(600)	(274)
Amounts transferred to initial carrying amount of hedged items		—	—	—	—
Other reclassifications		—	—	—	—
Hedges of net investments in foreign operations:	11	1,463	(698)	349	(1,785)
Revaluation gains/(losses)		1,463	(698)	349	(1,785)
Amounts transferred to income statement		—	—	—	—
Other reclassifications		—	—	—	—
Exchange differences:	11	(7,544)	1,835	(4,726)	4,464
Revaluation gains/(losses)		(7,544)	1,835	(4,726)	4,460
Amounts transferred to income statement		—	—	—	4
Other reclassifications		—	—	—	—
Non-current assets held for sale:		—	—	—	—
Revaluation gains/(losses)		—	—	—	—
Amounts transferred to income statement		—	—	—	—
Other reclassifications		—	—	—	—
Entities accounted for using the equity method:		(106)	11	(148)	236
Revaluation gains/(losses)		(97)	12	(142)	236
Amounts transferred to income statement		9	(1)	(6)	—
Other reclassifications		—	—	—	—
Income tax		(14)	(94)	397	(586)
TOTAL RECOGNISED INCOME AND EXPENSE		(3,344)	3,193	2,191	9,309

Attributable to the Parent		(2,901)	2,895	1,811	7,946
Attributable to non-controlling interests		(443)	298	380	1,363

(*)	Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated statement of recognised income and expense for the period ended 30 September 2015.

Translation of interim condensed consolidated financial statements originally issued in Portuguese and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16).

In the event of a discrepancy, the Portuguese-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE

(Millions of reais)

	Note	01/07/15 to 30/09/15	01/07/14 to 30/09/14 (*)	01/01/15 to 30/09/15	01/01/14 to 30/09/14 (*)

CONSOLIDATED PROFIT FOR THE PERIOD		7,876	5,740	24,642	16,085

OTHER RECOGNISED INCOME AND EXPENSE:		80,817	11,113	108,879	(1,301)
Items that will not be reclassified to profit or loss		2,082	(377)	1,527	(666)
Actuarial gains and losses on defined benefit pension plans	11	2,919	(496)	2,298	(889)
Non-current assets held for sale		—	—	—	—
Income tax relating to items that will not be reclassified to profit or loss		(837)	119	(771)	223
Items that may be reclassified subsequently to profit or loss for the period		78,735	11,490	107,352	(635)
Available-for-sale financial assets:	11	(321)	374	(4,526)	4,934
Revaluation gains/(losses)		(314)	2,597	(2,947)	9,233
Amounts transferred to income statement		(7)	(2,223)	(1,579)	(4,299)
Other reclassifications		—	—	—	—
Cash flow hedges:		962	663	391	1,280
Revaluation gains/(losses)		1,848	993	2,483	2,129
Amounts transferred to income statement		(886)	(330)	(2,092)	(849)
Amounts transferred to initial carrying amount of hedged items		—	—	—	—
Other reclassifications		—	—	—	—
Hedges of net investments in foreign operations:	11	4,896	(2,112)	1,217	(5,532)
Revaluation gains/(losses)		4,896	(2,112)	1,217	(5,532)
Amounts transferred to income statement		—	—	—	—
Other reclassifications		—	—	—	—
Exchange differences:	11	73,548	12,804	109,402	(232)
Revaluation gains/(losses)		73,548	12,805	109,402	(244)
Amounts transferred to income statement		—	(1)	—	12
Other reclassifications		—	—	—	—
Non-current assets held for sale:		—	—	—	—
Revaluation gains/(losses)		—	—	—	—
Amounts transferred to income statement		—	—	—	—
Other reclassifications		—	—	—	—
Entities accounted for using the equity method:		(377)	26	(516)	731
Revaluation gains/(losses)		(346)	29	(495)	731
Amounts transferred to income statement		(31)	(3)	(21)	—
Other reclassifications		—	—	—	—
Income tax		27	(265)	1,384	(1,816)
TOTAL RECOGNISED INCOME AND EXPENSE		88,693	16,853	133,521	14,784

Attributable to the Parent		79,632	15,091	118,014	11,914
Attributable to non-controlling interests		9,061	1,762	15,507	2,870

(*)	Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated statement of recognised income and expense for the period ended 30 September 2015.

Translation of interim condensed consolidated financial statements originally issued in Portuguese and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16).

In the event of a discrepancy, the Portuguese-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

(Millions of euros)

	Equity attributable to the Parent
	Shareholders’ equity
	Share capital	Share premium and reserves less dividends and remuneration	Other equity instruments	Less: Treasury shares	Profit for the period attributable to the Parent	Valuation adjustments	Non-controlling interests	Total equity
Balance as at 31/12/14 (*)	6,292	79,300	265	(10)	5,816	(10,858)	8,909	89,714
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—
Adjustments due to errors	—	—	—	—	—	—	—	—
Adjusted beginning balance (*)	6,292	79,300	265	(10)	5,816	(10,858)	8,909	89,714

Total recognised income and expense	—	—	—	—	5,941	(4,130)	380	2,191

Other changes in equity	866	10,891	(3)	(235)	(5,816)	—	1,079	6,782
Capital increases/(reductions)	866	6,573	—	—	—	—	317	7,756
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—
Increases in other equity instruments	—	—	85	—	—	—	873	958
Reclassification from/to financial liabilities	—	—	—	—	—	—	—	—
Distribution of dividends	—	(1,389)	—	—	—	—	(325)	(1,714)
Transactions involving own equity instruments (net)	—	19	—	(235)	—	—	—	(216)
Transfers between equity items	—	5,816	—	—	(5,816)	—	—	—
Increases/(decreases) due to business combinations	—	—	—	—	—	—	622	622
Equity-instrument-based payments	—	—	(73)	—	—	—	—	(73)
Other increases/(decreases) in equity	—	(128)	(15)	—	—	—	(408)	(551)
Balance as at 30/09/15	7,158	90,191	262	(245)	5,941	(14,988)	10,368	98,687

(*)	Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated statement of changes in total equity for the period ended 30 September 2015.

Translation of interim condensed consolidated financial statements originally issued in Portuguese and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16).

In the event of a discrepancy, the Portuguese-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

(Millions of reais)

	Equity attributable to the Parent
	Shareholders’ equity
	Share capital	Share premium and reserves less dividends and remuneration	Other equity instruments	Less: Treasury shares	Profit for the period attributable to the Parent	Valuation adjustments	Non-controlling interests	Total equity
Balance as at 31/12/14 (*)	15,027	188,920	613	(31)	18,135	37,584	28,692	288,940
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—
Adjustments due to errors	—	—	—	—	—	—	—	—
Adjusted beginning balance (*)	15,027	188,920	613	(31)	18,135	37,584	28,692	288,940

Total recognised income and expense	—	—	—	—	20,715	97,299	15,507	133,521

Other changes in equity	2,749	33,899	38	(1,069)	(18,135)	—	2,255	19,737
Capital increases/(reductions)	2,749	20,882	—	—	—	—	1,050	24,681
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—
Increases in other equity instruments	—	—	296	—	—	—	3,014	3,310
Reclassification from/to financial liabilities	—	—	—	—	—	—	—	—
Distribution of dividends	—	(4,595)	—	—	—	—	(1,090)	(5,685)
Transactions involving own equity instruments (net)	—	66	—	(1,069)	—	—	—	(1,003)
Transfers between equity items	—	18,135	—	—	(18,135)	—	—	—
Increases/(decreases) due to business combinations	—	—	—	—	—	—	2,169	2,169
Equity-instrument-based payments	—	—	(255)	—	—	—	—	(255)
Other increases/(decreases) in equity	—	(589)	(3)	—	—	—	(2,888)	(53,480)
Balance as at 30/09/15	17,776	222,819	651	(1,100)	20,715	134,883	46,454	442,198

(*)	Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated statement of changes in total equity for the period ended 30 September 2015.

Translation of interim condensed consolidated financial statements originally issued in Portuguese and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16).

In the event of a discrepancy, the Portuguese-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

(Millions of euros)

	Equity attributable to the Parent (*)
	Shareholders’ equity
	Share capital	Share premium and reserves less dividends and remuneration	Other equity instruments	Less: Treasury shares	Profit for the period attributable to the Parent	Valuation adjustments	Non-controlling interests (*)	Total equity (*)
Balance as at 31/12/13	5,667	74,519	193	(9)	4,370	(14,152)	9,314	79,902
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—
Adjustments due to errors	—	—	—	—	—	—	—	—
Adjusted beginning balance	5,667	74,519	193	(9)	4,370	(14,152)	9,314	79,902

Total recognised income and expense	—	—	—	—	4,361	3,585	1,363	9,309

Other changes in equity	327	3,047	98	(49)	(4,370)	—	21	(926)
Capital increases/(reductions)	327	(330)	—	—	—	—	(525)	(528)
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—
Increases in other equity instruments	—	—	209	—	—	—	—	209
Reclassification from/to financial liabilities	—	—	—	—	—	—	—	—
Distribution of dividends	—	(664)	—	—	—	—	(307)	(971)
Transactions involving own equity instruments (net)	—	37	—	(49)	—	—	—	(12)
Transfers between equity items	—	4,423	(53)	—	(4,370)	—	—	—
Increases/(decreases) due to business combinations	—	—	—	—	—	—	103	103
Equity-instrument-based payments	—	—	(51)	—	—	—	—	(51)
Other increases/(decreases) in equity	—	(419)	(7)	—	—	—	750	324
Balance as at 30/09/14	5,994	77,566	291	(58)	4,361	(10,567)	10,698	88,285

(*)	Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated statement of changes in total equity for the period ended 30 September 2015.

Translation of interim condensed consolidated financial statements originally issued in Portuguese and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16).

In the event of a discrepancy, the Portuguese-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

(Millions of reais)

	Equity attributable to the Parent (*)
	Shareholders’ equity
	Share capital	Share premium and reserves less dividends and remuneration	Other equity instruments	Less: Treasury shares	Profit for the period attributable to the Parent	Valuation adjustments	Non-controlling interests (*)	Total equity (*)
Balance as at 31/12/13	13,069	175,003	389	(28)	12,463	29,055	30,338	260,289
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—
Adjustments due to errors	—	—	—	—	—	—	—	—
Adjusted beginning balance	13,069	175,003	389	(28)	12,463	29,055	30,338	260,289

Total recognised income and expense	—	—	—	—	13,516	(1,602)	2,870	14,784

Other changes in equity	1,030	8,540	308	(151)	(12,463)	—	(237)	(2,973)
Capital increases/(reductions)	1,030	(1,038)	—	—	—	—	(1,724)	(1,732)
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—
Increases in other equity instruments	—	—	648	—	—	—	—	648
Reclassification from/to financial liabilities	—	—	—	—	—	—	—	—
Distribution of dividends	—	(1,949)	—	—	—	—	(951)	(2,900)
Transactions involving own equity instruments (net)	—	115	—	(151)	—	—	—	(36)
Transfers between equity items	—	12,627	(164)	—	(12,463)	—	—	—
Increases/(decreases) due to business combinations	—	—	—	—	—	—	323	323
Equity-instrument-based payments	—	—	(158)	—	—	—	—	(158)
Other increases/(decreases) in equity	—	(1,215)	(18)	—	—	—	2,115	882
Balance as at 30/09/14	14,099	183,543	697	(179)	13,516	27,453	32,971	272,100

(*)	Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated statement of changes in total equity for the period ended 30 September 2015.

Translation of interim condensed consolidated financial statements originally issued in Portuguese and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16).

In the event of a discrepancy, the Portuguese-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Millions of euros)

	Note	30/09/15	30/09/14 (*)

A. CASH FLOWS FROM OPERATING ACTIVITIES		(1,122)	(352)

Consolidated profit for the period		7,067	5,190
Adjustments made to obtain the cash flows from operating activities:		13,767	14,049
Depreciation and amortisation charge		1,806	1,726
Other adjustments		11,961	12,323
Net increase/(decrease) in operating assets and liabilities:		(20,729)	(19,047)
Operating assets		(62,937)	(62,766)
Operating liabilities		42,208	43,719
Income tax recovered/(paid)		(1,227)	(544)

B. CASH FLOWS FROM INVESTING ACTIVITIES		(3,430)	(3,579)

Payments:		7,429	(6,155)
Tangible assets	7	5,736	(4,748)
Intangible assets		615	(850)
Investments		56	(34)
Subsidiaries and other business units	2	1,022	(523)
Non-current assets held for sale and associated liabilities		—	—
Held-to-maturity investments		—	—
Other payments related to investing activities		—	—
Proceeds:		3,999	2,576
Tangible assets	7	2,577	986
Intangible assets		7	—
Investments		277	286
Subsidiaries and other business units		497	664
Non-current assets held for sale and associated liabilities	6	641	640
Held-to-maturity investments		—	—
Other proceeds related to investing activities		—	—

C. CASH FLOWS FROM FINANCING ACTIVITIES		9,306	219

Payments:		5,029	(6,456)
Dividends	3	1,389	(664)
Subordinated liabilities		689	(3,399)
Redemption of own equity instruments		—	—
Acquisition of own equity instruments		2,678	(2,393)
Other payments related to financing activities		273	—
Proceeds:		14,335	6,675
Subordinated liabilities		3,486	4,295
Issuance of own equity instruments	11	7,500	—
Disposal of own equity instruments		2,469	2,380
Other proceeds related to financing activities		880	—

D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES		(3,341)	3,087

E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		1,413	(625)

F. CASH AND CASH EQUIVALENTS AS AT BEGINNING OF PERIOD		69,428	77,103

G. CASH AND CASH EQUIVALENTS AS AT END OF PERIOD		70,841	76,478

COMPONENTS OF CASH AND CASH EQUIVALENTS AS AT END OF PERIOD
Cash		6,288	5,333
Cash equivalents at central banks		64,553	71,145
Other financial assets		—	—
Less - Bank overdrafts refundable on demand		—	—

TOTAL CASH AND CASH EQUIVALENTS AS AT END OF PERIOD		70,841	76,478

(*)	Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated statement of cash flows for the period ended 30 September 2015.

Translation of interim condensed consolidated financial statements originally issued in Portuguese and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16).

In the event of a discrepancy, the Portuguese-language version prevails.

SANTANDER GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Millions of reais)

	Note	30/09/15	30/09/14 (*)

A. CASH FLOWS FROM OPERATING ACTIVITIES		(3,912)	(1,091)

Consolidated profit for the period		24,642	16,085
Adjustments made to obtain the cash flows from operating activities:		48,002	43,541
Depreciation and amortisation charge		6,297	5,349
Other adjustments		41,705	38,192
Net increase/(decrease) in operating assets and liabilities:		(72,278)	(59,031)
Operating assets		(219,446)	(194,525)
Operating liabilities		147,168	135,494
Income tax recovered/(paid)		(4,278)	(1,686)

B. CASH FLOWS FROM INVESTING ACTIVITIES		(11,957)	(11,091)

Payments:		25,902	(19,171)
Tangible assets	7	20,000	(14,716)
Intangible assets		2,144	(2,745)
Investments		195	(105)
Subsidiaries and other business units	2	3,563	(1,605)
Non-current assets held for sale and associated liabilities		—	—
Held-to-maturity investments		—	—
Other payments related to investing activities		—	—
Proceeds:		13,945	8,080
Tangible assets	7	8,986	3,057
Intangible assets		24	—
Investments		966	889
Subsidiaries and other business units		1,733	2,150
Non-current assets held for sale and associated liabilities	6	2,236	1,984
Held-to-maturity investments		—	—
Other proceeds related to investing activities		—	—

C. CASH FLOWS FROM FINANCING ACTIVITIES		30,375	678

Payments:		17,287	(20,009)
Dividends	3	4,595	(1,949)
Subordinated liabilities		2,402	(10,643)
Redemption of own equity instruments		—	—
Acquisition of own equity instruments		9,338	(7,417)
Other payments related to financing activities		952	—
Proceeds:		47,662	20,687
Subordinated liabilities		12,155	13,311
Issuance of own equity instruments	11	23,830	—
Disposal of own equity instruments		8,609	7,376
Other proceeds related to financing activities		3,068	—

D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES		79,311	(3,955)

E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		93,817	(15,459)

F. CASH AND CASH EQUIVALENTS AS AT BEGINNING OF PERIOD		223,607	251,171

G. CASH AND CASH EQUIVALENTS AS AT END OF PERIOD		317,424	235,712

COMPONENTS OF CASH AND CASH EQUIVALENTS AS AT END OF PERIOD
Cash		28,175	16,437
Cash equivalents at central banks		289,249	219,275
Other financial assets		—	—
Less - Bank overdrafts refundable on demand		—	—

TOTAL CASH AND CASH EQUIVALENTS AS AT END OF PERIOD		317,424	235,712

(*)	Presented for comparison purposes only (see Note 1.e).

The accompanying explanatory Notes 1 to 16 are an integral part of the condensed consolidated statement of cash flows for the period ended 30 September 2015.

Translation of interim condensed consolidated financial statements originally issued in Portuguese and prepared in accordance with the regulatory financial reporting framework applicable to the Group (see Notes 1 and 16).

In the event of a discrepancy, the Portuguese-language version prevails.

Banco Santander, S.A. and Companies composing Santander Group

Explanatory notes to the interim condensed consolidated financial statements for the period ended 30 September 2015

1.	Introduction, basis of presentation of the interim condensed consolidated financial statements and other information

a)	Introduction

Banco Santander, S.A. (“the Bank” or “Banco Santander”) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The Bylaws and other public information on the Bank can be consulted on the website of the Bank (www.santander.com) and at its registered office at Paseo de Pereda 9-12, Santander.

In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Santander Group (“the Group” or “Santander Group”).

These interim condensed consolidated financial statements (“interim financial statements”) were prepared and signed by the Group’s directors at the board meeting held on 28 October 2015.

b)	Basis of presentation of the interim financial statements

Under Regulation (EC) no. 1606/02 of the European Parliament and of the Council of 19 July 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after 1 January 2005 in accordance with the International Financial Reporting Standards (IFRSs) previously adopted by the European Union. In order to adapt the accounting system of Spanish credit institutions to the new standards, the Bank of Spain issued Circular 4/04, of 22 December, on Public and Confidential Financial Reporting Rules and Formats.

Banco Santander, S.A.’s policy is to present its interim financial statements using the euro as its presentation currency, for their use in the various markets. These interim financial statements were prepared to comply with the requirements and specific provisions established in CVM Instruction no. 480/09 of the Securities and Exchange Commission of Brazil (CVM), as a result of the trading of the Bank’s marketable securities in Brazilian regulated markets, which requires the presentation of interim financial statements prepared in accordance with financial reporting standard IAS 34 issued by the IASB, in Brazilian reais and in Brazilian Portuguese. Accordingly, these interim financial statements may not be suitable for other purposes.

The Group’s consolidated financial statements for 2014 prepared in accordance with the requirements and specific provisions of CVM Instruction no. 480/09 of the Securities and Exchange Commission of Brazil were prepared by the Bank (and approved at the board of directors meeting on 23 February 2015) in compliance with International Financial Reporting Standards as adopted by the European Union, taking into account Bank of Spain Circular 4/04, and with the International Financial Reporting Standards adopted by the International Accounting Standards Board (IASB-IFRSs), using the basis of consolidation, accounting policies and measurement bases described in Note 2 to the aforementioned consolidated financial statements and, accordingly, they presented fairly the Group’s consolidated equity and consolidated financial position as at 31 December 2014 and the consolidated results of its operations, the consolidated recognised income and expense, the changes in consolidated equity and the consolidated cash flows in 2014.

These interim financial statements were prepared and are presented in accordance with IAS 34, Interim Financial Reporting, for the preparation of interim condensed financial statements and contain disclosures relating both to the three-month period ended 30 September 2015 and to the nine-month period then ended.

In accordance with IAS 34, the interim financial report is intended only to provide an update on the content of the latest annual consolidated financial statements formally prepared, focusing on new activities, events and circumstances occurring during the interim period ended 30 September 2015, and does not duplicate information previously reported in the latest approved annual consolidated financial statements. Consequently, these interim financial statements do not include all the information that would be required for a complete set of consolidated financial statements prepared in accordance with IFRSs and, accordingly, for a proper comprehension of the information included in these interim financial statements, they should be read together with the Group’s consolidated financial statements for the year ended 31 December 2014.

These interim financial statements are presented in euros (the Bank’s functional currency and the Group’s presentation currency) and in Brazilian reais. The amounts presented in reais are included solely to comply with the requirements of CVM Instruction no. 480/09 of the Securities and Exchange Commission of Brazil and subsequent amendments thereto. The balances were translated to reais in accordance with the policies set forth in Note 2.a to the Group’s consolidated financial statements for 2014, which were prepared to comply with the requirements and specific provisions of CVM Instruction no. 480/09 of the Securities and Exchange Commission of Brazil. As indicated in the aforementioned Note 2.a, for practical reasons, income and expenses were translated at the average exchange rate for the period; the application of this exchange rate or that corresponding to the date of each transaction does not give rise to significant differences in the Group’s interim financial statements.

The accounting policies and methods used in preparing these interim financial statements are the same as those applied in the consolidated financial statements for 2014, taking into account the standards and interpretations that came into force in the first nine months of 2015. In this connection it should be noted that the following standards came into force for the Group in the nine-month period ended 30 September 2015:

•	Improvements to IFRSs, 2011-2013 cycle (obligatory for reporting periods beginning on or after 1 July 2014) - these improvements introduce minor amendments to IFRS 1, IFRS 3, IFRS 13 and IAS 40.

The application of the aforementioned accounting standards did not have any material effects on the Group’s interim financial statements.

In addition, the Group decided to apply early the following standards (the application of which is obligatory under IASB-IFRSs for annual reporting periods beginning on or after 1 July 2014) under IFRSs adopted by the European Union, as permitted by the corresponding standard:

•	Amendments to IAS 19, Employee Benefits - Defined Benefit Plans: Employee Contributions - these amendments allow employee contributions to be deducted from the service cost in the same period in which they are paid, provided certain requirements are met, without having to perform calculations to attribute the reduction to each year of service.

•	Improvements to IFRSs, 2010-2012 cycle - these improvements introduce minor amendments to IFRS 2, IFRS 3, IFRS 8, IFRS 13, IAS 16, IAS 24 and IAS 38.

The application of the aforementioned accounting standards did not have any material effects on the Group’s interim financial statements.

c)	Use of estimates

The consolidated results and the determination of consolidated equity are sensitive to the accounting policies, measurement bases and estimates used by the directors of the Bank in preparing the interim financial statements. The main accounting policies and measurement bases are set forth in Note 2 to the consolidated financial statements for 2014.

In the interim financial statements estimates were occasionally made by the senior management of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and obligations reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:

1.	The income tax expense, which, in accordance with IAS 34, is recognised in interim periods based on the best estimate of the weighted average tax rate expected by the Group for the full financial year;

2.	The impairment losses on certain assets - available-for-sale financial assets, loans and receivables, held-to-maturity investments, non-current assets held for sale, investments, tangible assets and intangible assets –;

3.	The assumptions used in the calculation of the post-employment benefit liabilities and commitments and other obligations;

4.	The useful life of the tangible and intangible assets;

5.	The measurement of goodwill arising on consolidation;

6.	The calculation of provisions and the consideration of contingent liabilities;

7.	The fair value of certain unquoted assets and liabilities; and

8.	The recoverability of deferred tax assets.

In the nine-month period ended 30 September 2015 there were no significant changes in the estimates made at 2014 year-end other than those indicated in these interim financial statements. In this connection, in relation to the tax-related proceeding concerning the Brazilian PIS and COFINS social contributions and taking into account the latest events, which are described in Note 10.d, in the second quarter of 2015 Banco Santander (Brasil), S.A. reversed tax liabilities amounting to EUR 2,407 million (BRL 7,950 million) (EUR 1,444 million (BRL 4,770 million) net of the tax effect).

d)	Contingent assets and liabilities

Note 2.o to the Group’s consolidated financial statements for the year ended 31 December 2014 includes information on the contingent assets and liabilities at that date. There were no significant changes in the Group’s contingent assets and liabilities from 31 December 2014 to the date of preparation of these interim financial statements.

e)	Comparative information

The information for 2014 contained in these interim financial statements is presented for comparison purposes only with the information relating to the three- and nine-month periods ended 30 September 2015.

In order to interpret the changes in the balances with respect to December 2014, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held by the Group in view of its geographic diversity (see Note 51.b to the consolidated financial statements for the year ended 31 December 2014) and the impact of the appreciation/depreciation of the various currencies against the euro in the first nine months of 2015, considering the exchange rates at 30 September 2015: Mexican peso (-5.84%), US dollar (+8.37%), Brazilian real (-28.12%), pound sterling (+5.47%), Chilean peso (-6.06%) and Polish zloty (+0.67%).

f)	Seasonality of the Group’s transactions

In view of the business activities carried on by the Group companies, their transactions are not cyclical or seasonal in nature. Therefore, no specific disclosures are included in these explanatory notes to the Group’s interim financial statements.

g)	Materiality

In determining the note disclosures to be made on the various items in the interim financial statements or other matters, the Group, in accordance with IAS 34, took into account their materiality in relation to the interim financial statements.

h)	Events after the reporting period

It should be noted that from 1 October 2015 to the date on which these interim financial statements were prepared, the following significant event occurred:

•	At its meeting of 16 October 2015, the Bank’s executive committee resolved to apply the Santander Dividendo Elección scrip dividend scheme on the dates on which the second interim dividend is traditionally paid, whereby the shareholders were offered the option of receiving an amount equivalent to said dividend, the gross amount of which was EUR 0.05 per share, in shares or cash.

i)	Condensed consolidated statements of cash flows

The following terms are used in the condensed consolidated statements of cash flows with the meanings specified:

•	Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value, irrespective of the portfolio in which they are classified.

The Group classifies as cash and cash equivalents the balances recognised under Cash and balances with central banks in the condensed consolidated balance sheet.

•	Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.

•	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

•	Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

2.	Santander Group

Appendices I, II and III to the consolidated financial statements for the year ended 31 December 2014 provide relevant information on the Group companies at that date and on the equity-accounted companies.

Also, Note 3 to the aforementioned consolidated financial statements includes a description of the most significant acquisitions and disposals of companies performed by the Group in 2014, 2013 and 2012.

The tables below provide detailed information on the most representative acquisitions of ownership interests in the capital/equity of the aforementioned and other entities, as well as on other significant corporate transactions, performed in the nine-month period ended 30 September 2015:

BUSINESS COMBINATIONS OR OTHER ACQUISITIONS OR INCREASES IN OWNERSHIP INTERESTS IN SUBSIDIARIES, JOINT VENTURES AND/OR INVESTMENTS IN ASSOCIATES (CURRENT PERIOD)
Name of entity (or line of business) acquired or merged	Category	Effective transaction date (dd/mm/yy)	Cost (net) of the combination (a) + (b) (millions of euros)		% of voting power acquired	% of total voting power at entity after acquisition
			Amount (net) paid in acquisition + other costs directly attributable to combination (a)	Fair value of equity instruments issued for acquisition of entity (b)
Carfinco Financial Group Inc.	Acquisition	06/03/15	209	—	100.00%	100.00%
PSA Finance UK Limited	Acquisition	03/02/15	148	—	50.00%	50.00%
Société Financière de Banque SOFIB	Acquisition	02/02/15	462	—	50.00%	50.00%

BUSINESS COMBINATIONS OR OTHER ACQUISITIONS OR INCREASES IN OWNERSHIP INTERESTS IN SUBSIDIARIES, JOINT VENTURES AND/OR INVESTMENTS IN ASSOCIATES (CURRENT PERIOD)
Name of entity (or line of business) acquired or merged	Category	Effective transaction date (dd/mm/yy)	Cost (net) of the combination (a) + (b) (millions of reais)		% of voting power acquired	% of total voting power at entity after acquisition
			Amount (net) paid in acquisition + other costs directly attributable to combination (a)	Fair value of equity instruments issued for acquisition of entity (b)
Carfinco Financial Group Inc.	Acquisition	06/03/15	680	—	100.00%	100.00%
PSA Finance UK Limited	Acquisition	03/02/15	445	—	50.00%	50.00%
Société Financière de Banque SOFIB	Acquisition	02/02/15	1,391	—	50.00%	50.00%

There were no significant disposals of ownership interests in the first nine months of 2015.

The most significant transactions performed in the nine-month period ended 30 September 2015 were as follows:

Agreement with Banque PSA Finance

As part of the agreement for the operation of the PSA Peugeot Citroën Group’s vehicle financing business entered into by the Group, through its subsidiary Santander Consumer Finance, S.A., and Banque PSA Finance, in January 2015 the related regulatory authorisations to commence activities in France and the United Kingdom were obtained and, accordingly, on 2 and 3 February 2015 the Group acquired 50% of Société Financière de Banque - SOFIB and PSA Finance UK Limited for EUR 462 million and EUR 148 million (BRL 1,391 million and BLR 445 million), respectively.

Carfinco Financial Group

On 16 September 2014, the Bank announced that it had reached an agreement to purchase the listed Canadian company Carfinco Financial Group Inc. (“Carfinco”), a company specialising in vehicle financing.

In order to acquire Carfinco, Santander Holding Canada Inc. was incorporated, a company 96.4% owned by Banco Santander, S.A. and 3.6% owned by certain members of the former management group. On 6 March 2015, all of Carfinco was acquired through the aforementioned holding company for EUR 209 million (BRL 680 million), giving rise to goodwill of EUR 162 million (BRL 528 million).

These transactions did not have a material effect on the condensed consolidated income statement for the nine-month period ended 30 September 2015.

Other transactions

Custody business

On 19 June 2014, the Group announced that it had reached an agreement with FINESP Holdings II B.V., a subsidiary of Warburg Pincus, to sell a 50% stake in Santander’s custody business in Spain, Mexico and Brazil, with this business valued at EUR 975 million (BRL 2,949 million). The remaining 50% will be retained by the Group. The sale is subject to the obtainment of the relevant regulatory authorisations.

Agreement with UniCredit

On 23 April 2015, the Group announced that, together with its partners Warburg Pincus and General Atlantic, it had entered into a heads of terms and exclusivity agreement with UniCredit, subject to the signing of the final agreement, to merge Santander Asset Management and Pioneer Investments.

The agreement provides for the creation of a new company comprising the local asset managers of Santander Asset Management and Pioneer Investments. The Group will have a 33.3% direct stake in the new company, UniCredit another 33.3%, and Warburg Pincus and General Atlantic will share a 33.3% stake. Pioneer Investments’ operations in the United States will not be included in the new company but rather will be owned by UniCredit (50%) and Warburg Pincus and General Atlantic (50%).

SCUSA

On 3 July 2015, the Group announced that it had reached an agreement to purchase the 9.68% ownership interest held by DDFS LLC in Santander Consumer USA Holdings Inc. (SCUSA) for USD 928 million. Following this transaction, which is subject to the obtainment of the relevant regulatory authorisations, the Group will have an ownership interest of approximately 68.7% in SCUSA.

3.	Shareholder remuneration system and earnings per share

a)	Shareholder remuneration system

The cash remuneration paid by the Bank to its shareholders in the first nine months of 2015 and 2014 was as follows:

	30/09/15			30/09/14
	% of par value	Euros per share	Amount (millions of euros)	% of par value	Euros per share	Amount (millions of euros)

Ordinary shares	19.64%	0.0982	1,389	11.49%	0.0575	664
Other shares (non-voting, redeemable, etc.)	—	—	—	—	—	—

Total remuneration paid	19.64%	0.0982	1,389	11.49%	0.0575	664

Remuneration paid out of profit	14.74%	0.0737	1,044	7.98%	0.0399	461
Remuneration paid with a charge to reserves or share premium	4.90%	0.0245	345	3.51%	0.0176	203
Remuneration paid in kind	—	—	—	—	—	—

	30/09/15			30/09/14
	% of par value	Reais per share	Amount (millions of reais)	% of par value	Reais per share	Amount (millions of reais)

Ordinary shares	19.64%	0.3246	4,595	11.49%	0.1686	1,949
Other shares (non-voting, redeemable, etc.)	—	—	—	—	—	—

Total remuneration paid	19.64%	0.3246	4,595	11.49%	0.1686	1,949

Remuneration paid out of profit	14.74%	0.2482	3,519	7.98%	0.1186	1,370
Remuneration paid with a charge to reserves or share premium	4.90%	0.0764	1,076	3.51%	0.0500	579
Remuneration paid in kind	—	—	—	—	—	—

Under the remuneration scheme (Santander Dividendo Elección) the shareholders were offered the possibility of opting to receive an amount equal to the third interim dividend for 2014 and the final dividend for that year (fourth dividend for 2013), respectively, in cash or new shares.

In addition to the EUR 1,389 million (BRL 4,595 million) in cash shown in the foregoing table (of which EUR 328 million (BRL 1,023 million) relate to the amount of the third interim dividend for 2014, EUR 345 million (BRL 1,076 million) to the amount of the final dividend for 2014 and EUR 716 million (BRL 2,496 million) to the amount of the first interim dividend for 2015, paid in full in cash), in the first nine months of 2015 shares with a value of EUR 3,465 million (BRL 10,804 million) were assigned to shareholder remuneration under the framework of the shareholder remuneration scheme (Santander Dividendo Elección).

b)	Earnings per share from continuing and discontinued operations

i. Basic earnings per share

Basic earnings per share for the period are calculated by dividing the net profit attributable to the Group for the period (adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognised in equity) by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares held in the period.

Accordingly:

	30/09/15	30/09/14
Net profit attributable to the Parent (millions of euros)	5,941	4,361
Remuneration of contingently convertible preference shares (millions of euros)	(206)	(65)

	5,735	4,296
Of which:
from discontinued operations (millions of euros)		(7)
from continuing operations (millions of euros)	5,735	4,303

Weighted average number of shares outstanding	14,040,876,221	11,706,617,834

Basic earnings per share (euros)	0.41	0.37

Of which: from discontinued operations (euros)	0.00	0.00

from continuing operations (euros)	0.41	0.37

	30/09/15	30/09/14
Net profit attributable to the Parent (millions of reais)	20,715	13,516
Remuneration of contingently convertible preference shares (millions of reais)	(718)	(201)

	19,997	13,315
Of which:
from discontinued operations (millions of reais)	—	(22)
from continuing operations (millions of reais)	19,997	13,337

Weighted average number of shares outstanding	14,040,876,221	11,706,617,834

Basic earnings per share (reais)	1.42	1.14

Of which: from discontinued operations (reais)	0.00	0.00

from continuing operations (reais)	1.42	1.14

ii. Diluted earnings per share

Diluted earnings per share for the period are calculated by dividing the net profit attributable to the Group for the period (adjusted by the after-tax amount relating to the remuneration of contingently convertible preference shares recognised in equity) by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares and adjusted for all the dilutive effects inherent to potential ordinary shares (share options and convertible debt instruments).

Accordingly, diluted earnings per share were determined as follows:

	30/09/15	30/09/14

Net profit attributable to the Parent (millions of euros)	5,941	4,361
Remuneration of contingently convertible preference shares (millions of euros)	(206)	(65)
Dilutive effect of changes in profit for the period arising from potential conversion of ordinary shares	—	—

Profit attributable to the Parent (millions of euros)	5,735	4,296

Of which:

from discontinued operations (millions of euros)	—	(7)
from continuing operations (millions of euros)	5,735	4,303

Weighted average number of shares outstanding	14,040,876,221	11,706,617,834
Dilutive effect of:
Options/ receipt of shares	26,364,716	30,438,437

Adjusted number of shares	14,067,240,937	11,737,056,271

Diluted earnings per share (euros)	0.41	0.37

Of which: from discontinued operations (euros)	0.00	0.00

from continuing operations (euros)	0.41	0.37

	30/09/15	30/09/14

Net profit attributable to the Parent (millions of reais)	20,715	13,516
Remuneration of contingently convertible preference shares (millions of reais)	(718)	(201)
Dilutive effect of changes in profit for the period arising from potential conversion of ordinary shares	—	—

Profit attributable to the Parent (millions of reais)	19,997	13,315

Of which:

from discontinued operations (millions of reais)	—	(22)
from continuing operations (millions of reais)	19,997	13,337

Weighted average number of shares outstanding	14,040,876,221	11,706,617,834
Dilutive effect of:
Options/ receipt of shares	26,364,716	30,438,437

Adjusted number of shares	14,067,240,937	11,737,056,271

Diluted earnings per share (reais)	1.42	1.13

Of which: from discontinued operations (reais)	0.00	0.00

from continuing operations (reais)	1.42	1.13

4.	Remuneration and other benefits paid to the Bank’s directors and senior managers

Note 5 to the Group’s consolidated financial statements for the year ended 31 December 2014 includes the detail of the remuneration and other benefits paid to the Bank’s directors and senior managers in 2014 and 2013.

The most salient data relating to the aforementioned remuneration and benefits for the nine-month periods ended 30 September 2015 and 2014 are summarised as follows:

Remuneration of directors (1) (2)

	Thousands of euros
	30/09/15	30/09/14

Members of the board of directors:
Type of remuneration-
Fixed salary remuneration of executive directors	6,362	6,010
Variable remuneration in cash of executive directors	—	—
Attendance fees of directors	1,331	961
Other (except insurance premiums)	413	356

Sub-total	8,106	7,327

Transactions with shares and/or other financial instruments	—	—

	8,106	7,327

	Thousands of reais
	30/09/15	30/09/14

Members of the board of directors:
Type of remuneration-
Fixed salary remuneration of executive directors	22,183	18,627
Variable remuneration in cash of executive directors	—	—
Attendance fees of directors	4,641	2,978
Other (except insurance premiums)	1,440	1,103

Sub-total	28,264	22,708

Transactions with shares and/or other financial instruments	—	—
	28,264	22,708

(1)	The consolidated financial statements for 2015 will contain detailed and complete information on the remuneration paid to all the directors, including executive directors.
(2)	Additionally, in the nine-month period ended 30 September 2015, EUR 2,574 thousand (BRL 8,975 thousand) were paid relating to nine months’ instalments of the annual emolument for 2015, which was set by a resolution of the board of directors on 27 April 2015. The annual emolument for 2014 was set by a board resolution on 22 December 2014 and was paid in a single payment subsequent to said resolution.

Other benefits of the directors (1)

	Thousands of euros
	30/09/15	30/09/14

Members of the board of directors:
Other benefits-
Advances	—	—
Loans granted	139	5,204
Pension funds and plans: Provisions and/or contributions (2)	3,865	2,755
Pension funds and plans: Accumulated rights (3)	118,118	123,839
Life insurance premiums	427	229
Guarantees provided for directors	—	—

	Thousands of reais
	30/09/15	30/09/14

Members of the board of directors:
Other benefits-
Advances	—	—
Loans granted	621	16,039
Pension funds and plans: Provisions and/or contributions (2)	17,318	8,491
Pension funds and plans: Accumulated rights (3)	529,263	381,684
Life insurance premiums	1,913	706
Guarantees provided for directors	—	—

(1)	On 12 January 2015, Mr Javier Marín Romano ceased to be a director and took voluntary pre-retirement, as provided for in his contract. The financial statements for 2014 contain information on the terms and conditions of this pre-retirement, and this information will also be included in the financial statements for 2015.
(2)	Corresponds to the provisions and/or contributions made in the first nine months of 2015 and 2014 for retirement pensions and supplementary benefits (surviving spouse and child benefits, and permanent disability).
(3)	Corresponds to the pension rights accumulated by the directors. In addition, at 30 September 2015 and 2014, former Board members held accumulated pension rights amounting to EUR 110,672 thousand (BRL 495,899 thousand) and EUR 89,725 thousand (BRL 276,541 thousand), respectively.

Also, in his capacity as a member of the boards of directors of Group companies, in the first nine months of 2015 Mr Matías Rodríguez Inciarte received EUR 31.5 thousand (BRL 110 thousand) as non-executive director of U.C.I., S.A. (first nine months of 2014: EUR 28 thousand (BRL 87 thousand)).

Remuneration of senior managers

In recent months, the Bank’s board of directors has approved a series of appointments and organisational changes aimed at simplifying the Group’s organisation and rendering it more competitive. As a result, at 2015 year-end the number of executive vice presidents will have been reduced by eight.

The table below includes the amounts relating to the remuneration of the members of the Bank’s senior management at 30 September, excluding the remuneration of the executive directors. This remuneration includes EUR 2,424 thousand (BRL 8,452 thousand) relating to three members of senior management who at 31 December 2015 will have ceased to discharge their functions as such.

	Thousands of euros
	30/09/15	30/09/14

Senior management:
Total remuneration of senior management (1)	20,108	22,373

	Thousands of reais
	30/09/15	30/09/14

Senior management:
Total remuneration of senior management (1)	70,112	69,340

(1)	Additionally, members of senior management who at 30 September had ceased to discharge their functions received remuneration or amounts on vacation of office of EUR 8,099 thousand (BRL 28,239 thousand) in the nine-month period ended 30 September 2015.

The annual variable remuneration (or bonus) for 2014 paid to the directors and the other members of senior management was disclosed in the information on remuneration set forth in the financial statements for that year. Similarly, the variable remuneration allocable to 2015 profit or loss, which will be submitted for approval by the board of directors, will be disclosed in the financial statements for 2015.

5.	Financial assets

a)	Breakdown

The detail, by nature and category for measurement purposes, of the Group’s financial assets, other than the balances relating to Cash and balances with central banks and Hedging derivatives, at 30 September 2015 and 31 December 2014 is as follows:

	Millions of euros
	30/09/15
	Financial assets held for trading	Other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Held-to- maturity investments

Loans and advances to credit institutions	2,104	35,306	—	50,413	—
Loans and advances to customers	8,235	12,320	—	756,465	—
Debt instruments	43,882	3,889	112,965	9,788	4,405
Equity instruments	15,257	595	4,870	—	—
Trading derivatives	80,425	—	—	—	—

	149,903	52,110	117,835	816,666	4,405

	Millions of reais
	30/09/15
	Financial assets held for trading	Other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Held-to- maturity investments

Loans and advances to credit institutions	9,428	158,199	—	225,891	—
Loans and advances to customers	36,899	55,203	—	3,389,568	—
Debt instruments	196,626	17,426	506,174	43,858	19,738
Equity instruments	68,364	2,666	21,821	—	—
Trading derivatives	360,368	—	—	—	—

	671,685	233,494	527,995	3,659,317	19,738

	Millions of euros
	31/12/14
	Financial assets held for trading	Other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Held-to- maturity investments

Loans and advances to credit institutions	1,815	28,592	—	51,306	—
Loans and advances to customers	2,921	8,971	—	722,819	—
Debt instruments	54,374	4,231	110,249	7,510	—
Equity instruments	12,920	879	5,001	—	—
Trading derivatives	76,858	—	—	—	—

	148,888	42,673	115,250	781,635	—

	Millions of reais
	31/12/14
	Financial assets held for trading	Other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Held-to- maturity investments

Loans and advances to credit institutions	5,846	92,086	—	165,241	—
Loans and advances to customers	9,408	28,893	—	2,327,983	—
Debt instruments	175,122	13,627	355,079	24,187	—
Equity instruments	41,611	2,831	16,107	—	—
Trading derivatives	247,537	—	—	—	—

	479,524	137,437	371,186	2,517,411	—

In the third quarter of 2015 the Group reclassified certain financial instruments classified as available-for-sale financial assets as held-to-maturity investments. Pursuant to the applicable legislation, the fair value of these instruments at the date of reclassification was considered their initial cost and the valuation adjustments in the Group’s consolidated equity remained in the consolidated balance sheet, together with the adjustments relating to the other available-for-sale financial assets. The reclassified instruments were subsequently measured at their amortised cost, and both the difference between their amortised cost and their maturity amount and the valuation adjustments previously recognised in equity will be recognised in the consolidated income statement over the remaining life of the financial assets using the effective interest method.

b)	Sovereign risk with peripheral European countries

The detail at 30 September 2015 and 31 December 2014, by type of financial instrument, of the Group credit institutions’ sovereign risk exposure to Europe’s peripheral countries and of the short positions held with them, taking into consideration the scope established by the European Banking Authority (EBA) in the analyses performed on the capital needs of European credit institutions (see Note 54 to the consolidated financial statements for 2014), is as follows:

Sovereign risk by country of issuer/borrower at 30 September 2015 (*)
	Millions of euros
	Debt instruments					Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Financial assets held for trading and Other financial assets at fair value through profit or loss	Short positions	Available- for-sale financial assets	Loans and receivables	Held-to- maturity investments			Other than CDSs	CDSs

Spain	4,060	(2,844)	25,615	927	15,207	45,045	(153)	—	4,060
Portugal	212	(292)	6,862	—	736	7,518	—	1	212
Italy	2,486	(1,023)	—	—	—	1,463	(1)	1	2,486
Greece	—	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	—	92	—	—

Sovereign risk by country of issuer/borrower at 30 September 2015 (*)
	Millions of reais
	Debt instruments					Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Financial assets held for trading and Other financial assets at fair value through profit or loss	Short positions	Available- for-sale financial assets	Loans and receivables	Held-to- maturity investments			Other than CDSs	CDSs

Spain	18,192	(12,743)	114,776	4,154	9,320	68,140	201,838	(686)	—
Portugal	950	(1,308)	30,747	—	—	3,298	33,687	—	4
Italy	11,139	(4,584)	—	—	—	—	6,555	(4)	4
Greece	—	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	—	—	412	—

(*)	Information prepared under EBA standards. Also, there are government debt securities on insurance companies’ balance sheets amounting to EUR 10,017 million (BRL 44,884 million) (of which EUR 8,727.620 million, EUR 670 million (BRL 39,104 million, BRL 2,778 million and BRL 3,002 million) relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to EUR 2,864 million (BRL 12,833 million) (of which EUR 2,798 million and EUR 66 million (BRL 12,537 million and BRL 296 million) relate to Spain and Portugal, respectively).
(**)	Presented without taking into account the valuation adjustments recognised (EUR 46 million (BRL 206 million)).
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Sovereign risk by country of issuer/borrower at 30 September 2014 (*)
	Millions of euros
	Debt instruments					Loans and advances to customers (**)	Loans and advances to customers (**)	Derivatives (***)
	Financial assets held for trading and Other financial assets at fair value through profit or loss	Short positions	Available- for-sale financial assets	Loans and receivables	Held-to- maturity investments			Other than CDSs	CDSs

Spain	4,374	(2,558)	23,893	1,595	—	17,465	44,769	(60)	—
Portugal	163	(60)	7,811	—	—	590	8,504	—	—
Italy	3,448	(1,723)	—	—	—	—	1,725	—	—
Greece	—	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	—	—	61	—

Sovereign risk by country of issuer/borrower at 31 December 2014 (*)
	Millions of reais
	Debt instruments					Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Financial assets held for trading and Other financial assets at fair value through profit or loss	Short positions	Available- for-sale financial assets	Loans and receivables	Held-to- maturity investments			Other than CDSs	CDSs

Spain	14,085	(8,239)	76,954	5,138	—	56,251	144,189	(193)	—
Portugal	524	(194)	25,158	—	—	1,900	27,388	—	(1)
Italy	11,104	(5,551)	2	—	—	—	5,555	—	1
Greece	—	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	—	—	196	—

(*)	Information prepared under EBA standards. Also, there are government debt securities on insurance companies’ balance sheets amounting to EUR 8,420 million (BRL 27,118 million) (of which EUR 7,414 million, EUR 691 million and EUR 315 million (BRL 23,878 million, BRL 2,226 million and BRL 1,015 million) relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to EUR 3,081 million (BRL 9,923 million) (of which EUR 2,929 million, EUR 97 million and EUR 55 million (BRL 9,433 million, BRL 312 million and BRL 177 million) relate to Spain, Portugal and Italy, respectively).
(**)	Presented without taking into account the valuation adjustments recognised (EUR 45 million (BRL 145 million)).
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

The detail of the Group’s other exposure to other counterparties (private sector, central banks and other public entities that are not considered to be sovereign risks) in the aforementioned countries at 30 September 2015 and 31 December 2014 is as follows:

Exposure to other counterparties by country of issuer/borrower at 30 September 2015 (*)
	Millions of euros
	Balances with central banks	Reverse repurchase agreements	Debt instruments				Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
			Financial assets held for trading and Other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Held-to- maturity investments			Other than CDSs	CDSs

Spain	1,711	26,124	1,840	5,609	1,011	—	152,196	188,491	3,394	(45)
Portugal	392	—	86	782	2,937	—	24,489	28,686	1,793	—
Italy	6	—	374	850	—	—	7,245	8,475	23	7
Greece	5	—	—	—	—	—	48	53	34	—
Ireland	—	—	58	220	154	—	768	1,200	301	—

Exposure to other counterparties by country of issuer/borrower at 30 September 2015 (*)
	Millions of euros
	Balances with central banks	Reverse repurchase agreements	Debt instruments				Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
			Financial assets held for trading and Other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Held-to- maturity investments			Other than CDSs	CDSs

Spain	7,667	117,056	8,245	25,133	4,530	—	681,960	844,591	15,208	(201)
Portugal	1,756	—	385	3,504	13,160	—	109,730	128,535	8,034	—
Italy	27	—	1,676	3,809	—	—	32,463	37,975	103	31
Greece	22	—	—	—	—	—	215	237	152	—
Ireland	—	—	260	986	690	—	3,441	5,377	1,349	—

(*)	Also, the Group has off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to EUR 64,934 million, EUR 4,608 million, EUR 3,193 million, EUR 17 million and EUR 400 million (BRL 290,956 million, BRL 20,648 million, BRL 14,307 million, BRL 76 million and BRL 1,792 million) to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.
(**)	Presented excluding valuation adjustments and impairment losses recognised (EUR 11,157 million (BRL 49,992 million)).
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Exposure to other counterparties by country of issuer/borrower at 31 December 2014 (*)
	Millions of euros
	Balances with central banks	Reverse repurchase agreements	Debt instruments				Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
			Financial assets held for trading and Other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Held-to- maturity investments			Other than CDSs	CDSs

Spain	1,513	17,701	3,467	5,803	1,176	—	154,906	184,567	3,521	(15)
Portugal	675	—	229	1,126	2,221	—	24,258	28,509	1,889	—
Italy	5	—	1,037	1,040	—	—	6,342	8,424	20	6
Greece	—	—	—	—	—	—	50	50	37	—
Ireland	—	—	161	133	111	—	538	943	299	—

Sovereign risk by country of issuer/borrower at 30 September 2014 (*)
	Millions of reais
	Balances with central banks	Reverse repurchase agreements	Debt instruments				Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
			Financial assets held for trading and Other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and advances to customers	Held-to- maturity investments			Other than CDSs	CDSs

Spain	4,873	57,009	11,169	18,690	3,787	—	498,903	594,431	11,340	(48)
Portugal	2,174	—	738	3,625	7,154	—	78,128	91,819	6,085	(1)
Italy	16	—	3,340	3,350	—	—	20,426	27,132	65	20
Greece	—	—	—	—	—	—	161	161	119	—
Ireland	—	—	518	429	359	—	1,733	3,039	963	—

(*)	Also, the Group has off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to EUR 60,318 million, EUR 6,051 million, EUR 3,049 million, EUR 17 million and EUR 237 (BRL 194,266 million, BRL 19,488 million, BRL 9,820 million, BRL 55 million and BRL 763 million) to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.
(**)	Presented excluding valuation adjustments and impairment losses recognised (EUR 12,238 million (BRL 39,415 million)).
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Following is certain information on the notional amounts of the CDSs detailed in the foregoing tables at 30 September 2015 and 31 December 2014:

30/09/15
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	912	1,163	(251)	(3)	(42)	(45)
Portugal	Sovereign	27	186	(159)	1	—	1
	Other	94	92	2	—	—	—
Italy	Sovereign	193	458	(265)	(1)	2	1
	Other	596	632	(36)	7	—	7
Greece	Sovereign	—	—	—	—	—	—
	Other	—	—	—	—	—	—
Ireland	Sovereign	4	4	—	—	—	—
	Other	—	—	—	—	—	—

30/09/15
Millions of reais
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	4,086	5,211	(1,125)	(13)	(188)	(201)
Portugal	Sovereign	121	833	(712)	4	—	4
	Other	421	412	9	—	—	—
Italy	Sovereign	865	2,052	(1,187)	(4)	48	4
	Other	2,671	2,832	(161)	31	—	31
Greece	Sovereign	—	—	—	—	—	—
	Other	—	—	—	—	—	—
Ireland	Sovereign	18	18	—	—	—	—
	Other	—	—	—	—	—	—

31/12/14
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	1,260	1,576	(316)	(11)	(4)	(15)
Portugal	Sovereign	210	239	(29)	1	(1)	—
	Other	149	162	(13)	—	—	—
Italy	Sovereign	401	318	83	(1)	1	—
	Other	668	735	(67)	2	4	6
Greece	Sovereign	—	—	—	—	—	—
	Other	—	—	—	—	—	—
Ireland	Sovereign	4	4	—	—	—	—
	Other	—	—	—	—	—	—

31/12/14
Millions of reais
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	4,058	5,076	(1,018)	(36)	(12)	(48)
Portugal	Sovereign	676	770	(94)	2	(3)	(1)
	Other	480	522	(42)	(1)	—	(1)
Italy	Sovereign	1,292	1,024	268	(4)	5	1
	Other	2,151	2,367	(216)	6	14	20
Greece	Sovereign	—	—	—	—	—	—
	Other	—	—	—	—	—	—
Ireland	Sovereign	13	13	—	—	—	—
	Other	—	—	—	—	—	—

c)	Valuation adjustments for impairment of financial assets

c.1) Available-for-sale financial assets

At 30 September 2015, the Group analysed the changes in the fair value of the various assets composing this portfolio and charged net impairment losses of EUR 214 million (BRL 746 million) to the consolidated income statement for the first nine months of 2015 (first nine months of 2014: net charge of EUR 59 million (BRL 183 million)). Accordingly, most of the changes in value of these assets are presented in equity under Valuation adjustments - Available-for-sale financial assets (see Note 11). The changes in valuation adjustments in the first nine months are recognised in the condensed consolidated statement of recognised income and expense.

c.2) Loans and receivables

The changes in the balance of the allowances for impairment losses on the assets included under Loans and receivables in the nine-month periods ended 30 September 2015 and 2014 were as follows:

	Millions of euros
	30/09/15	30/09/14

Balance at beginning of period	27,321	24,959

Impairment losses charged to income for the period	8,785	9,055
Of which:
Impairment losses charged to income	12,737	12,593
Impairment losses reversed with a credit to income	(3,952)	(3,538)
Write-off of impaired balances against recorded impairment allowance	(8,339)	(8,722)
Exchange differences and other changes	(1,489)	2,191

Balance at end of period	26,278	27,483

Of which, relating to:
Impaired assets	18,190	19,592
Of which, arising from country risk	49	39
Other assets	8,088	7,891

	Millions of reais
	30/09/15	30/09/14

Balance at beginning of period	87,994	81,306

Impairment losses charged to income for the period	30,631	28,064
Of which:
Impairment losses charged to income	44,411	39,029
Impairment losses reversed with a credit to income	(13,780)	(10,965)
Write-off of impaired balances against recorded impairment allowance	(29,076)	(27,032)
Exchange differences and other changes	28,196	2,366

Balance at end of period	117,745	84,704

Of which, relating to:
Impaired assets	81,506	60,382
Of which, arising from country risk	220	120
Other assets	36,239	24,322

Previously written-off assets recovered in the first nine months of 2015 amounted to EUR 1,151 million (BRL 4,013 million) (first nine months of 2014: EUR 956 million (BRL 2,963 million)). Considering these amounts and those recognised under Impairment losses charged to income in the foregoing table, the impairment losses on Loans and receivables amounted to EUR 7,634 million (BRL 26,618 million) in the first nine months of 2015 (first nine months of 2014: EUR 8,099 million (BRL 25,101 million)). If the impairment losses on available-for-sale financial assets (see Note 5.c.1) are added to these amounts, total impairment losses on financial assets amounted to EUR 7,848 million (BRL 27,364 million) for the nine-month period ended 30 September 2015 (nine-month period ended 30 September 2014: EUR 8,158 million (BRL 25,284 million)).

d)	Doubtful assets

The detail of the changes in the nine-month periods ended 30 September 2015 and 2014 in the balance of financial assets classified as loans and receivables and considered to be impaired due to credit risk is as follows:

	Millions of euros
	30/09/15	30/09/14

Balance at beginning of period	40,552	40,374
Net additions	5,459	7,153
Written-off assets	(8,339)	(8,722)
Changes in scope of consolidation	54	326
Exchange differences and other	(728)	1,336

Balance at end of period	36,998	40,467

	Millions of reais
	30/09/15	30/09/14

Balance at beginning of period	130,606	131,522
Net additions	19,036	22,169
Written-off assets	(29,076)	(27,032)
Changes in scope of consolidation	188	1,010
Exchange differences and other	45,027	(2,946)

Balance at end of period	165,781	124,723

This amount, after deducting the related allowances, represents the Group’s best estimate of the discounted value of the flows that are expected to be recovered from the doubtful assets.

e)	Fair value of financial assets not measured at fair value

Following is a comparison of the carrying amounts of the Group’s financial assets measured at other than fair value and their respective fair values at 30 September 2015 and 31 December 2014:

	Millions of euros		Millions of euros
	30/09/15		31/12/14
	Carrying amount	Fair value	Carrying amount	Fair value

Loans and advances to credit institutions	50,413	50,608	51,306	51,202
Loans and advances to customers	756,465	763,055	722,819	727,383
Debt instruments	14,193	13,906	7,510	7,441

ASSETS	821,071	827,569	781,635	786,026

	Millions of reais		Millions of reais
	30/09/15		31/12/14
	Carrying amount	Fair value	Carrying amount	Fair value

Loans and advances to credit institutions	225,891	226,764	165,241	164,906
Loans and advances to customers	3,389,568	3,419,097	2,327,983	2,342,682
Debt instruments	63,596	62,310	24,187	23,966

ASSETS	3,679,055	3,708,171	2,517,411	2,531,554

The main valuation methods and inputs used in the estimates of the fair values of the financial assets in the foregoing table are detailed in Note 51.c to the consolidated financial statements for 2014.

6.	Non-current assets held for sale

The detail, by nature, of the Group’s non-current assets held for sale at 30 September 2015 and 31 December 2014 is as follows:

	Millions of euros
	30/09/15	31/12/14

Tangible assets	5,546	5,256
Of which:
Foreclosed assets	5,451	5,139
Of which: Property assets in Spain	4,936	4,597
Other tangible assets held for sale	95	117
Other assets	22	120

	5,568	5,376

	Millions of reais
	30/09/15	31/12/14

Tangible assets	24,851	16,928
Of which:
Foreclosed assets	24,425	16,551
Of which: Property assets in Spain	22,117	14,805
Other tangible assets held for sale	426	377
Other assets	98	386

	24,949	17,314

At 30 September 2015, the allowance that covers the value of the foreclosed assets amounted to EUR 5,756 million (BRL 25,791 million) (31 December 2014: EUR 5,404 million (BRL 17,404 million)), which represents a coverage ratio of 51.4% of the gross value of the portfolio (31 December 2014: 51.3%). The net charges recorded in the first nine months of 2015 amounted to EUR 125 million (BRL 436 million) (first nine months of 2014: EUR 210 million (BRL 651 million)), and are recognised under Gains/(losses) on non-current assets held for sale not classified as discontinued operations in the condensed consolidated income statement.

In the first nine months of 2015, the Group sold foreclosed properties for a total of approximately EUR 609 million (BRL 2,124 million) with a gross carrying amount of EUR 898 million (BRL 3,131 million), for which provisions totalling EUR 322 million (BRL 1,123 million) had been recognised. These sales gave rise to gains of EUR 33 million (BRL 116 million), which are recognised under Gains/(losses) on non-current assets held for sale not classified as discontinued operations in the condensed consolidated income statement for the first nine months of 2015 (first nine months of 2015: gains of EUR 23 million (BRL 72 million)). Also, in the first nine months of 2015 other tangible assets were sold for EUR 32 million (BRL 112 million), giving rise to a gain of EUR 7 million (BRL 24 million).

7.	Tangible assets

a)	Changes in the period

In the first nine months of 2015, tangible assets were acquired for EUR 5,736 million (BRL 20,000 million) (first nine months of 2014: EUR 4,748 million (BRL 14,716 million)).

Also, in the first nine months of 2015, tangible asset items were disposed of with a carrying amount of EUR 2,551 million (BRL 8,895 million) (first nine months of 2014: EUR 954 million (BRL 2,956 million)), giving rise to a net gain of EUR 26 million (BRL 91 million) in the first nine months of 2015 (first nine months of 2014: a gain of EUR 32 million (BRL 101 million)).

b)	Impairment losses

In the first nine months of 2015, there were impairment losses on tangible assets (mainly investment property) amounting to EUR 72 million (BRL 251 million) (first nine months of 2014: EUR 110 million (BRL 341 million)), which were recognised under Impairment losses on other assets (net) in the consolidated income statement.

c)	Property, plant and equipment purchase commitments

At 30 September 2015 and 2014, the Group did not have any significant commitments to purchase property, plant and equipment items.

8.	Intangible assets

a)	Goodwill

The detail of Intangible Assets - Goodwill at 30 September 2015 and 31 December 2014, based on the cash-generating units giving rise thereto, is as follows:

	Millions of euros
	30/09/15	31/12/14

Santander UK	10,062	9,540
Banco Santander (Brazil)	4,421	6,129
Santander Consumer USA	2,994	2,762
Bank Zachodni WBK	2,434	2,418
Santander Bank NA	1,833	1,691
Santander Consumer Germany	1,315	1,315
Banco Santander Totta	1,040	1,040
Banco Santander - Chile	635	675
Santander Consumer Bank (Nordics)	538	564
Grupo Financiero Santander (Mexico)	515	561
Other companies	990	853

	26,777	27,548

	Millions of reais
	30/09/15	31/12/14

Santander UK	45,086	30,725
Banco Santander (Brazil)	19,813	19,740
Santander Consumer USA	13,416	8,896
Bank Zachodni WBK	10,906	7,788
Santander Bank NA	8,213	5,446
Santander Consumer Germany	5,892	4,235
Banco Santander Totta	4,660	3,350
Banco Santander - Chile	2,845	2,174
Santander Consumer Bank (Nordics)	2,411	1,816
Grupo Financiero Santander (Mexico)	2,308	1,807
Other companies	4,432	2,747

	119,982	88,724

In the first nine months of 2015, goodwill decreased by EUR 902 million due to exchange differences (see Note 11). Pursuant to current regulations, these exchange differences were recognised with a charge to Valuation adjustments - Exchange differences in equity through the consolidated statement of recognised income and expense.

Note 17 to the consolidated financial statements for the year ended 31 December 2014 includes detailed information on the procedures followed by the Group to analyse the potential impairment losses on the goodwill recognised with respect to its recoverable amount and to recognise the related impairment, as appropriate.

Accordingly, based on the analysis performed of the available information on the performance of the various cash-generating units which might evidence the existence of indications of impairment, the Group’s directors concluded that in the first nine months of 2015 there were no impairment losses which required recognition.

b)	Other intangible assets

In the first nine months of 2015, there were impairment losses amounting to EUR 33 million (BRL 115 million) which were recognised under Impairment losses on other assets (net) in the consolidated income statement.

In the first nine months of 2014, there were impairment losses amounting to EUR 688 million (BRL 2,131 million) which were recognised under the aforementioned line item. These impairment losses related mainly to the decline in or loss of the recoverable value of certain computer systems and applications as a result of the processes initiated by the Group to adapt to the various regulatory changes and to transform or integrate businesses.

9.	Financial liabilities

a)	Breakdown

The detail, by nature and category for measurement purposes, of the Group’s financial liabilities, other than hedging derivatives, at 30 September 2015 and 31 December 2014 is as follows:

	Millions of euros
	30/09/15			31/12/14
	Financial liabilities held for trading	Other financial liabilities at fair value through profit or loss	Financial liabilities at amortised cost	Financial liabilities held for trading	Other financial liabilities at fair value through profit or loss	Financial liabilities at amortised cost

Deposits from central banks	1,968	14,336	35,865	2,041	6,321	17,290
Deposits from credit institutions	1,830	13,818	105,753	5,531	19,039	105,147
Customer deposits	9,693	27,094	632,449	5,544	33,127	608,956
Marketable debt securities	—	3,352	193,905	—	3,830	193,059
Trading derivatives	80,572	—	—	79,048	—	—
Subordinated liabilities	—	—	19,606	—	—	17,132
Short positions	18,397	—	—	17,628	—	—
Other financial liabilities	—	1	21,990	—	—	19,468

	112,460	58,601	1,009,568	109,792	62,317	961,052

	Millions of reais
	30/09/15			31/12/14
	Financial liabilities held for trading	Other financial liabilities at fair value through profit or loss	Financial liabilities at amortised cost	Financial liabilities held for trading	Other financial liabilities at fair value through profit or loss	Financial liabilities at amortised cost

Deposits from central banks	8,818	64,237	160,704	6,573	20,358	55,686
Deposits from credit institutions	8,200	61,916	473,858	17,814	61,319	338,647
Customer deposits	43,432	121,403	2,833,877	17,856	106,692	1,961,265
Marketable debt securities	—	15,020	868,850	—	12,335	621,785
Trading derivatives	361,027	—	—	254,590	—	—
Subordinated liabilities	—	—	87,851	—	—	55,177
Short positions	82,433	—	—	56,774	—	—
Other financial liabilities	—	4	98,533	—	—	62,701

	503,910	262,580	4,523,673	353,607	200,704	3,095,261

b)	Information on issues, repurchases or redemptions of debt instruments

Following is a detail, at 30 September 2015 and 2014, of the outstanding balance of the debt instruments which at these dates had been issued by the Bank or any other Group entity. Also included is the detail of the changes in this balance in the first nine months of 2015 and 2014:

	Millions of euros
	30/09/15
	Outstanding beginning balance at 01/01/15	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Outstanding ending balance at 30/09/15

Debt instruments issued in an EU member state for which it was necessary to file a prospectus	148,105	38,951	(44,667)	999	143,388
Debt instruments issued in an EU member state for which it was not necessary to file a prospectus	2,084	801	(636)	685	2,934
Other debt instruments issued outside EU member states	63,832	36,788	(29,030)	(1,049)	70,541

	214,021	76,540	(74,333)	635	216,863

	Millions of reais
	30/09/15
	Outstanding beginning balance at 01/01/15	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Outstanding ending balance at 30/09/15

Debt instruments issued in an EU member state for which it was necessary to file a prospectus	477,002	135,813	(155,743)	185,421	642,493
Debt instruments issued in an EU member state for which it was not necessary to file a prospectus	6,712	2,793	(2,218)	5,860	13,147
Other debt instruments issued outside EU member states	205,583	128,272	(101,220)	83,446	316,081

	689,297	266,878	(259,181)	274,727	971,721

	Millions of euros
	30/09/14
	Outstanding beginning balance at 01/01/14	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Outstanding ending balance at 30/09/14

Debt instruments issued in an EU member state for which it was necessary to file a prospectus	143,865	25,373	(33,377)	(5,753)	130,108
Debt instruments issued in an EU member state for which it was not necessary to file a prospectus	3,226	15,572	(9,233)	5,248	14,813
Other debt instruments issued outside EU member states	44,525	31,922	(27,040)	18,600	68,007

	191,616	72,867	(69,650)	18,095	212,928

	Millions of reais
	30/09/14
	Outstanding beginning balance at 01/01/14	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Outstanding ending balance at 30/09/14

Debt instruments issued in an EU member state for which it was necessary to file a prospectus	468,655	78,638	(103,444)	(42,841)	401,008
Debt instruments issued in an EU member state for which it was not necessary to file a prospectus	10,509	48,262	(28,616)	15,500	45,655
Other debt instruments issued outside EU member states	145,045	98,935	(83,804)	49,428	209,604

	624,209	225,835	(215,864)	22,087	656,267

c)	Other issues guaranteed by the Group

At 30 September 2015, there were no debt instruments issued by associates or non-Group third parties that had been guaranteed by the Bank or any other Group entity.

d)	Case-by-case information on certain issues, repurchases or redemptions of debt instruments

The main characteristics of the most significant issues (excluding promissory notes, securitisations and issues maturing within less than one year), repurchases or redemptions performed by the Group in the first nine months of 2015, or guaranteed by the Bank or Group entities, are as follows:

Issuer data				Data on the transactions performed in the first nine months of 2015
Name	Relationship with the Bank	Country of registered office	Issuer or issue credit rating	Transaction	ISIN code	Type of security	Transaction date	Amount of the issue, repurchase or redemption (Millions of euros) (a)	Balance outstanding (Millions of euros) (a)	Interest rate	Market where listed	Type of guarantee provided	Risks additional to the guarantee that the Group would assume

ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 / A / A	Issue	US002799AT16	Senior debt	16/03/15	893	893	2.38%	TRACE	N/A	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	Aaa / AAA / -	Issue	XS1220923996	Mortgage-backed bond	21/04/15	1,000	1,000	0.25%	London	Santander UK PLC - Abbey Covered Bonds LLP guarantee	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	Aaa / AAA / AAA	Issue	XS1238066622	Mortgage-backed bond	29/05/15	677	677	0.79%	London	Santander UK PLC - Abbey Covered Bonds LLP guarantee	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A1 / A / A	Issue	US002799AV61	Senior debt	24/08/15	669	669	2.00%	TRACE	Santander UK PLC - Abbey Covered Bonds LLP guarantee	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A1 / A / A	Issue	US002799AW45	Senior debt	24/08/15	223	223	3M US LIBOR +0.85%	TRACE	Santander UK PLC - Abbey Covered Bonds LLP guarantee	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A1 / A / A	Issue	XS1274152690	Senior debt	11/08/15	300	300	3M EU + 0.45%	London	Santander UK PLC - Abbey Covered Bonds LLP guarantee	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A1 / A / A	Issue	XS1070235004	Senior debt	13/08/15	400	400	3M EU + 0.62%	London	Santander UK PLC - Abbey Covered Bonds LLP guarantee	N/A
BANCO SANTANDER (BRASIL) S.A.	Subsidiary	Brazil	N/A	Issue	Financial bill (LF)	Financial bill (LF)	25/02/15	216	216	6.75%	N/A	N/A	N/A
BANCO SANTANDER (BRASIL) S.A.	Subsidiary	Brazil	N/A	Issue	Financial bill (LF)	Financial bill (LF)	22/04/15	227	227	14.56%	N/A	N/A	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aa2 / AAe / -	Issue	ES0413900384	Mortgage-backed bond	09/09/15	1,000	1,000	0.75%	AIAF	N/A	N/A
EMISORA SANTANDER ESPAÑA, S.A.U.	Subsidiary	Spain	A3 / A- / BBB+	Issue	ES0305014435	Senior debt	06/08/15	300	300	1.00%	AIAF	N/A	N/A
SANTANDER BANK, NATIONAL ASSOCIATION	Subsidiary	United States	Baa1 / BBB+ / BBB+	Issue	US80280JDB44	Senior debt	12/01/15	669	669	2.00%	TRACE	N/A	N/A
SANTANDER BANK, NATIONAL ASSOCIATION	Subsidiary	United States	Baa1 / BBB+ / BBB+	Issue	US80280JDC27	Senior debt	12/01/15	223	223	3M US LIBOR + 0.93%	TRACE	N/A	N/A
SANTANDER CONSUMER BANK AS	Subsidiary	Norway	N/A	Issue	NO0010731037	Senior debt	19/02/15	210	210	3M NIBOR + 0.77%	Norway	N/A	N/A
SANTANDER CONSUMER BANK AS	Subsidiary	Norway	A3 / - / BBB	Issue	XS1218217377	Senior debt	21/04/15	750	750	0.63%	Dublin / Norway	N/A	N/A
SANTANDER CONSUMER FINANCE, S.A.	Subsidiary	Spain	Baa1 / A- / BBB+	Issue	XS1188117391	Senior debt	18/02/15	1,000	1,000	0.90%	Dublin	N/A	N/A
SANTANDER CONSUMER FINANCE, S.A.	Subsidiary	Spain	- / A- / -	Issue	XS1226746490	Senior debt	11/05/15	200	200	0.14%	Dublin	N/A	N/A
SANTANDER CONSUMER FINANCE S.A.	Subsidiary	Spain	A3 / A- / -	Issue	XS1265772498	Senior debt	31/07/15	309	309	3M EU + 0.62%	Dublin	N/A	N/A
SANTANDER CONSUMER FINANCE S.A.	Subsidiary	Spain	A3 / A- / BBB+	Issue	XS1264601805	Senior debt	29/07/15	1,000	1,000	1.10%	Dublin	N/A	N/A
SANTANDER CONSUMER FINANCE S.A.	Subsidiary	Spain	A3 / A- / -	Issue	XS1265772498	Senior debt	27/08/15	200	200	3M EU + 0.62%	Dublin	N/A	N/A
SANTANDER HOLDINGS USA, Inc.	Subsidiary	United States	Baa2 / - / BBB	Issue	US80282KAD81	Senior debt	04/04/15	893	893	2.65%	TRACE	N/A	N/A
SANTANDER HOLDINGS USA, Inc.	Subsidiary	United States	Baa2 / - / BBB+	Issue	US80282KAE6	Senior debt	17/07/15	982	982	4.50%	TRACE	N/A	N/A
SANTANDER INTERNATIONAL DEBT, S.A. (SOLE-SHAREHOLDER COMPANY)	Subsidiary	Spain	Baa1 / BBB+ / BBB+	Issue	XS1169932289	Senior debt	26/01/15	250	250	3M EU + 0.27%	Dublin	Banco Santander, S.A. guarantee	N/A

Issuer data				Data on the transactions performed in the first nine months of 2015
Name	Relationship with the Bank	Country of registered office	Issuer or issue credit rating	Transaction	ISIN code	Type of security	Transaction date	Amount of the issue, repurchase or redemption (Millions of euros) (a)	Balance outstanding (Millions of euros) (a)	Interest rate	Market where listed	Type of guarantee provided	Risks additional to the guarantee that the Group would assume

SANTANDER INTERNATIONAL DEBT, S.A. (SOLE-SHAREHOLDER COMPANY)	Subsidiary	Spain	Baa1 / BBB+ / BBB+	Issue	XS1171573188	Senior debt	28/01/15	200	200	3M EU + 0.23%	Dublin	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A. (SOLE-SHAREHOLDER COMPANY)	Subsidiary	Spain	Baa1 / A- / BBB+	Issue	XS1195284705	Senior debt	04/03/15	300	300	3M EU + 0.60%	Dublin	Banco Santander, S.A. guarantee	N/A
SANTANDER ISSUANCES, S.A. (SOLE-SHAREHOLDER COMPANY)	Subsidiary	Spain	Baa2 / BBB+ / BBB-	Issue	XS1201001572	Subordinated debt	18/03/15	1,500	1,500	2.50%	Dublin	Banco Santander, S.A. guarantee	N/A
SANTANDER UK GROUP HOLDINGS PLC	Subsidiary	United Kingdom	Baa1 / A- / BB+	Issue	XS1291333760 / US80281LAA35	Subordinated debt	15/09/15	893	893	4.75%	London	N/A	N/A
SANTANDER UK GROUP HOLDINGS PLC	Subsidiary	United Kingdom	Baa1 / A- / BB+	Issue	XS1291352711 / US80281LAB18	Subordinated debt	15/09/15	446	446	5.63%	London	N/A	N/A
SANTANDER UK PLC	Subsidiary	United Kingdom	A2 / A / A	Issue	XS1166160173	Senior debt	14/01/15	1,500	1,500	1.13%	London	N/A	N/A
SANTANDER UK PLC	Subsidiary	United Kingdom	A2 / A / A	Issue	XS1172406818	Senior debt	18/02/15	605	605	3M EU + 0.30%	London	N/A	N/A
SANTANDER UK PLC	Subsidiary	United Kingdom	A2 / A / A	Issue	XS1172406818	Senior debt	12/02/15	645	645	3M EU + 0.30%	London	N/A	N/A
SANTANDER UK PLC	Subsidiary	United Kingdom	A2 / A / A	Issue	XS1190294063	Senior debt	25/02/15	1,016	1,016	1.88%	London	N/A	N/A
SANTANDER UK PLC	Subsidiary	United Kingdom	A2 / A / A	Issue	XS1199439222	Senior debt	10/03/15	1,000	1,000	1.13%	London	N/A	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	AAA	Repayment	XS0746622009	Mortgage-backed bond	16/02/15	1,016	—	3M GB LIBOR + 1.60%	London	N/A	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	AA-	Repayment	XS0220989692	Mortgage-backed bond	04/06/15	250	—	3.38%	London	Santander UK PLC - Abbey Covered Bonds LLP guarantee	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	AA-	Repayment	XS0220989692	Mortgage-backed bond	08/06/15	2,000	—	3.38%	London	Santander UK PLC - Abbey Covered Bonds LLP guarantee	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A1 / A	Repayment	CH0115236322	Senior debt	08/06/15	252	—	3.38%	Switzerland	N/A	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	AA-	Repayment	XS0220989692	Mortgage-backed bond	08/06/15	525	—	2.00%	London	N/A	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	- / A / A	Repayment	XS0098255176	Senior debt	15/09/15	226	—	3.38%	London	Santander UK PLC guarantee	N/A
BANCO SANTANDER (BRASIL) S.A.	Subsidiary	Brazil	N/A	Repayment	Financial bill (LF)	Financial bill (LF)	25/02/15	166	—	7.78%	N/A	N/A	N/A
BANCO SANTANDER (BRASIL) S.A.	Subsidiary	Brazil	N/A	Repayment	BANSAOCLN	Private senior debt	12/01/15	295	—	3.18%	N/A	N/A	N/A
BANCO SANTANDER (BRASIL) S.A.	Subsidiary	Brazil	Baa2 / BBB- / BBB	Repayment	US05966UAB08	Senior debt	06/04/15	759	—	4.60%	Luxembourg	N/A	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aaa / - / AAA	Repayment	ES0413440068	Mortgage-backed bond	27/01/15	1,642	—	3.50%	AIAF	N/A	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aaa / - / AAA	Repayment	ES0413440068	Mortgage-backed bond	27/01/15	200	—	3.50%	AIAF	N/A	N/A
BANCO SANTANDER, S.A.	Parent	Spain	AAA	Repayment	ES0413440217	Mortgage-backed bond	30/03/15	597	—	4.63%	AIAF	N/A	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aaa / AAA	Repayment	ES0413900202	Mortgage-backed bond	28/01/15	1,000	—	3.13%	Spain	N/A	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aaa	Repayment	ES0413900285	Mortgage-backed bond	17/02/15	1,990	—	3.25%	AIAF	N/A	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aaa	Repayment	ES0413900244	Mortgage-backed bond	16/03/15	1,999	—	4.38%	Spain	N/A	N/A
BANCO SANTANDER, S.A.	Parent	Spain	A2 / A+	Repayment	ES0313440150	Senior debt	17/04/15	477	—	3.00%	AIAF	N/A	N/A

Issuer data				Data on the transactions performed in the first nine months of 2015
Name	Relationship with the Bank	Country of registered office	Issuer or issue credit rating	Transaction	ISIN code	Type of security	Transaction date	Amount of the issue, repurchase or redemption (Millions of euros) (a)	Balance outstanding (Millions of euros) (a)	Interest rate	Market where listed	Type of guarantee provided	Risks additional to the guarantee that the Group would assume

BANCO SANTANDER, S.A.	Parent	Spain	Aa3 / AA / AA	Repayment	ES0413440175	Mortgage-backed bond	07/09/15	600	—	3.63%	AIAF	N/A	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aa3 / AA- / A+	Repayment	ES0413900103	Mortgage-backed bond	28/09/15	2,500	—	3.13%	AIAF	N/A	N/A
BANCO SANTANDER CHILE	Subsidiary	Chile	Aa3 / A+ / A	Repayment	US05965XAH26	Senior debt	22/09/15	446	—	3.75%	TRACE	N/A	N/A
SANTANDER CONSUMER FINANCE, S.A.	Subsidiary	Spain	- / - / BBB-	Repayment	XS0981705618	Senior debt	23/04/15	917	—	1.63%	Dublin	N/A	N/A
SANTANDER CONSUMER FINANCE S.A.	Subsidiary	Spain	Baa1 / A- / BBB	Repayment	XS1076820312	Senior debt	20/07/15	564	—	3M EUR+0.57%	Dublin	N/A	N/A
SANTANDER HOLDINGS USA, Inc.	Subsidiary	United States	Baa2 / BBB / BBB+	Repayment	US80282KAB26	Senior debt	24/09/15	536	—	3.00%	TRACE	N/A	N/A
SANTANDER INTERNATIONAL DEBT, S.A. (SOLE-SHAREHOLDER COMPANY)	Subsidiary	Spain	Baa1 / BBB / BBB	Repayment	XS1022793951	Senior debt	04/02/15	500	—	3M GB LIBOR + 0.65%	Ireland	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A. (SOLE-SHAREHOLDER COMPANY)	Subsidiary	Spain	Aa2 / AA / AA	Repayment	XS0491856265	Senior debt	10/03/15	865	—	3.50%	Spain	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A. (SOLE-SHAREHOLDER COMPANY)	Subsidiary	Spain	Baa2 / BBB / BBB+	Repayment	XS0907861214	Senior debt	25/03/15	300	—	3M EU + 1.90%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A. (SOLE-SHAREHOLDER COMPANY)	Subsidiary	Spain	Baa1 / BBB+ / BBB	Repayment	XS1041097301	Senior debt	10/04/15	300	—	3M EU + 0.61%	Dublin	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A. (SOLE-SHAREHOLDER COMPANY)	Subsidiary	Spain	Aa3 / A+ / A	Repayment	XS0770378619	Senior debt	16/04/15	248	—	1.80%	New York and London	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A. (SOLE-SHAREHOLDER COMPANY)	Subsidiary	Spain	Aa2 / AA / AA	Repayment	XS0624668801	Senior debt	18/05/15	937	—	4.50%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER US DEBT, S.A. (SOLE-SHAREHOLDER COMPANY)	Subsidiary	Spain	Aa2 / AA / AA	Repayment	US808215AQ38	Senior debt	20/01/15	893	—	3.72%	United States	Banco Santander, S.A. guarantee	N/A

(a)	The amounts relating to securities denominated in foreign currencies were translated to euros at the exchange rate prevailing at 30 September 2015.

Issuer data				Data on the transactions performed in the first nine months of 2015
Name	Relationship with the Bank	Country of registered office	Issuer or issue credit rating	Transaction	ISIN code	Type of security	Transaction date	Amount of the issue, repurchase or redemption (Millions of reais) (a)	Balance outstanding (Millions of reais) (a)	Interest rate	Market where listed	Type of guarantee provided	Risks additional to the guarantee that the Group would assume

ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A2 / A / A	Issue	US002799AT16	Senior debt	16/03/15	4,000	4,000	2.38%	TRACE	N/A	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	Aaa / AAA / -	Issue	XS1220923996	Mortgage-backed bond	21/04/15	4,481	4,481	0.25%	London	Santander UK PLC - Abbey Covered Bonds LLP guarantee	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	Aaa / AAA / AAA	Issue	XS1238066622	Mortgage-backed bond	29/05/15	3,034	3,034	0.79%	London	Santander UK PLC - Abbey Covered Bonds LLP guarantee	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A1 / A / A	Issue	US002799AV61	Senior debt	24/08/15	3,000	3,000	2.00%	TRACE	Santander UK PLC - Abbey Covered Bonds LLP guarantee	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A1 / A / A	Issue	US002799AW45	Senior debt	24/08/15	1,000	1,000	3M US LIBOR +0.85%	TRACE	Santander UK PLC - Abbey Covered Bonds LLP guarantee	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A1 / A / A	Issue	XS1274152690	Senior debt	11/08/15	1,344	1,344	3M EU + 0.45%	London	Santander UK PLC - Abbey Covered Bonds LLP guarantee	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A1 / A / A	Issue	XS1070235004	Senior debt	13/08/15	1,792	1,792	3M EU + 0.62%	London	Santander UK PLC - Abbey Covered Bonds LLP guarantee	N/A
BANCO SANTANDER (BRASIL) S.A.	Subsidiary	Brazil	N/A	Issue	Financial bill (LF)	Financial bill (LF)	25/02/15	966	966	6.75%	N/A	N/A	N/A
BANCO SANTANDER (BRASIL) S.A.	Subsidiary	Brazil	N/A	Issue	Financial bill (LF)	Financial bill (LF)	22/04/15	1,016	1,016	14.56%	N/A	N/A	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aa2 / AAe / -	Issue	ES0413900384	Mortgage-backed bond	09/09/15	4,481	4,481	0.75%	AIAF	N/A	N/A
EMISORA SANTANDER ESPAÑA, S.A.U.	Subsidiary	Spain	A3 / A- / BBB+	Issue	ES0305014435	Senior debt	06/08/15	1,343	1,343	1.00%	AIAF	N/A	N/A
SANTANDER BANK, NATIONAL ASSOCIATION	Subsidiary	United States	Baa1 / BBB+ / BBB+	Issue	US80280JDB44	Senior debt	12/01/15	3,000	3,000	2.00%	TRACE	N/A	N/A
SANTANDER BANK, NATIONAL ASSOCIATION	Subsidiary	United States	Baa1 / BBB+ / BBB+	Issue	US80280JDC27	Senior debt	12/01/15	1,000	1,000	3M US LIBOR + 0.93%	TRACE	N/A	N/A
SANTANDER CONSUMER BANK AS	Subsidiary	Norway	N/A	Issue	NO0010731037	Senior debt	19/02/15	941	941	3M NIBOR + 0.77%	Norway	N/A	N/A
SANTANDER CONSUMER BANK AS	Subsidiary	Norway	A3 / - / BBB	Issue	XS1218217377	Senior debt	21/04/15	3,361	3,361	0.63%	Dublin / Norway	N/A	N/A
SANTANDER CONSUMER FINANCE, S.A.	Subsidiary	Spain	Baa1 / A- / BBB+	Issue	XS1188117391	Senior debt	18/02/15	4,481	4,481	0.90%	Dublin	N/A	N/A
SANTANDER CONSUMER FINANCE, S.A.	Subsidiary	Spain	- / A- / -	Issue	XS1226746490	Senior debt	11/05/15	896	896	0.14%	Dublin	N/A	N/A
SANTANDER CONSUMER FINANCE S.A.	Subsidiary	Spain	A3 / A- / -	Issue	XS1265772498	Senior debt	31/07/15	1,385	1,385	3M EU + 0.62%	Dublin	N/A	N/A
SANTANDER CONSUMER FINANCE S.A.	Subsidiary	Spain	A3 / A- / BBB+	Issue	XS1264601805	Senior debt	29/07/15	4,481	4,480	1.10%	Dublin	N/A	N/A
SANTANDER CONSUMER FINANCE S.A.	Subsidiary	Spain	A3 / A- / -	Issue	XS1265772498	Senior debt	27/08/15	896	896	3M EU + 0.62%	Dublin	N/A	N/A
SANTANDER HOLDINGS USA, Inc.	Subsidiary	United States	Baa2 / - / BBB	Issue	US80282KAD81	Senior debt	04/04/15	4,000	4,000	2.65%	TRACE	N/A	N/A
SANTANDER HOLDINGS USA, Inc.	Subsidiary	United States	Baa2 / - / BBB+	Issue	US80282KAE6	Senior debt	17/07/15	4,400	4,400	4.50%	TRACE	N/A	N/A
SANTANDER INTERNATIONAL DEBT, S.A. (SOLE-SHAREHOLDER COMPANY)	Subsidiary	Spain	Baa1 / BBB+ / BBB+	Issue	XS1169932289	Senior debt	26/01/15	1,120	1,120	3M EU + 0.27%	Dublin	Banco Santander, S.A. guarantee	N/A

Issuer data				Data on the transactions performed in the first nine months of 2015
Name	Relationship with the Bank	Country of registered office	Issuer or issue credit rating	Transaction	ISIN code	Type of security	Transaction date	Amount of the issue, repurchase or redemption (Millions of reais) (a)	Balance outstanding (Millions of reais) (a)	Interest rate	Market where listed	Type of guarantee provided	Risks additional to the guarantee that the Group would assume

SANTANDER INTERNATIONAL DEBT, S.A. (SOLE-SHAREHOLDER COMPANY)	Subsidiary	Spain	Baa1 / BBB+ / BBB+	Issue	XS1171573188	Senior debt	28/01/15	896	896	3M EU + 0.23%	Dublin	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A. (SOLE-SHAREHOLDER COMPANY)	Subsidiary	Spain	Baa1 / A- / BBB+	Issue	XS1195284705	Senior debt	04/03/15	1,344	1,344	3M EU + 0.60%	Dublin	Banco Santander, S.A. guarantee	N/A
SANTANDER ISSUANCES, S.A. (SOLE-SHAREHOLDER COMPANY)	Subsidiary	Spain	Baa2 / BBB+ / BBB-	Issue	XS1201001572	Subordinated debt	18/03/15	6,721	6,721	2.50%	Dublin	Banco Santander, S.A. guarantee	N/A
SANTANDER UK GROUP HOLDINGS PLC	Subsidiary	United Kingdom	Baa1 / A- / BB+	Issue	XS1291333760 / US80281LAA35	Subordinated debt	15/09/15	4,000	4,000	4.75%	London	N/A	N/A
SANTANDER UK GROUP HOLDINGS PLC	Subsidiary	United Kingdom	Baa1 / A- / BB+	Issue	XS1291352711 / US80281LAB18	Subordinated debt	15/09/15	2,000	2,000	5.63%	London	N/A	N/A
SANTANDER UK PLC	Subsidiary	United Kingdom	A2 / A / A	Issue	XS1166160173	Senior debt	14/01/15	6,721	6,721	1.13%	London	N/A	N/A
SANTANDER UK PLC	Subsidiary	United Kingdom	A2 / A / A	Issue	XS1172406818	Senior debt	18/02/15	2,711	2,711	3M EU + 0.30%	London	N/A	N/A
SANTANDER UK PLC	Subsidiary	United Kingdom	A2 / A / A	Issue	XS1172406818	Senior debt	12/02/15	2,890	2,890	3M EU + 0.30%	London	N/A	N/A
SANTANDER UK PLC	Subsidiary	United Kingdom	A2 / A / A	Issue	XS1190294063	Senior debt	25/02/15	4,551	4,551	1.88%	London	N/A	N/A
SANTANDER UK PLC	Subsidiary	United Kingdom	A2 / A / A	Issue	XS1199439222	Senior debt	10/03/15	4,481	4,481	1.13%	London	N/A	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	AAA	Repayment	XS0746622009	Mortgage-backed bond	16/02/15	4,551	—	3M GB LIBOR + 1.60%	London	N/A	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	AA-	Repayment	XS0220989692	Mortgage-backed bond	04/06/15	1,120	—	3.38%	London	Santander UK PLC - Abbey Covered Bonds LLP guarantee	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	AA-	Repayment	XS0220989692	Mortgage-backed bond	08/06/15	8,962	—	3.38%	London	Santander UK PLC - Abbey Covered Bonds LLP guarantee	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A1 / A	Repayment	CH0115236322	Senior debt	08/06/15	1,129	—	3.38%	Switzerland	N/A	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	AA-	Repayment	XS0220989692	Mortgage-backed bond	08/06/15	2,352	—	2.00%	London	N/A	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	- / A / A	Repayment	XS0098255176	Senior debt	15/09/15	1,013	—	3.38%	London	Santander UK PLC guarantee	N/A
BANCO SANTANDER (BRASIL) S.A.	Subsidiary	Brazil	N/A	Repayment	Financial bill (LF)	Financial bill (LF)	25/02/15	744	—	7.78%	N/A	N/A	N/A
BANCO SANTANDER (BRASIL) S.A.	Subsidiary	Brazil	N/A	Repayment	BANSAOCLN	Private senior debt	12/01/15	1,320	—	3.18%	N/A	N/A	N/A
BANCO SANTANDER (BRASIL) S.A.	Subsidiary	Brazil	Baa2 / BBB- / BBB	Repayment	US05966UAB08	Senior debt	06/04/15	3,400	—	4.60%	Luxembourg	N/A	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aaa / - / AAA	Repayment	ES0413440068	Mortgage-backed bond	27/01/15	7,358	—	3.50%	AIAF	N/A	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aaa / - / AAA	Repayment	ES0413440068	Mortgage-backed bond	27/01/15	896	—	3.50%	AIAF	N/A	N/A
BANCO SANTANDER, S.A.	Parent	Spain	AAA	Repayment	ES0413440217	Mortgage-backed bond	30/03/15	2,675	—	4.63%	AIAF	N/A	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aaa / AAA	Repayment	ES0413900202	Mortgage-backed bond	28/01/15	4,481	—	3.13%	Spain	N/A	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aaa	Repayment	ES0413900285	Mortgage-backed bond	17/02/15	8,917	—	3.25%	AIAF	N/A	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aaa	Repayment	ES0413900244	Mortgage-backed bond	16/03/15	8,959	—	4.38%	Spain	N/A	N/A

Issuer data				Data on the transactions performed in the first nine months of 2015
Name	Relationship with the Bank	Country of registered office	Issuer or issue credit rating	Transaction	ISIN code	Type of security	Transaction date	Amount of the issue, repurchase or redemption (Millions of reais) (a)	Balance outstanding (Millions of reais) (a)	Interest rate	Market where listed	Type of guarantee provided	Risks additional to the guarantee that the Group would assume

BANCO SANTANDER, S.A.	Parent	Spain	A2 / A+	Repayment	ES0313440150	Senior debt	17/04/15	2,136	—	3.00%	AIAF	N/A	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aa3/AA/AA	Repayment	ES0413440175	Mortgage-backed bond	07/09/15	2,688	—	3.63%	AIAF	N/A	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aa3 / AA- / A+	Repayment	ES0413900103	Mortgage-backed bond	28/09/15	11,202	—	3.13%	AIAF	N/A	N/A
BANCO SANTANDER CHILE	Subsidiary	Chile	Aa3 / A+ / A	Repayment	US05965XAH26	Senior debt	22/09/15	2,000	—	3.75%	TRACE	N/A	N/A
SANTANDER CONSUMER FINANCE, S.A.	Subsidiary	Spain	- / - / BBB-	Repayment	XS0981705618	Senior debt	23/04/15	4,107	—	1.63%	Dublin	N/A	N/A
SANTANDER CONSUMER FINANCE S.A.	Subsidiary	Spain	Baa1 / A- / BBB	Repayment	XS1076820312	Senior debt	20/07/15	2,527	—	3M EUR+0.57%	Dublin	N/A	N/A
SANTANDER HOLDINGS USA, Inc.	Subsidiary	United States	Baa2 / BBB / BBB+	Repayment	US80282KAB26	Senior debt	24/09/15	2,400	—	3.00%	TRACE	N/A	N/A
SANTANDER INTERNATIONAL DEBT, S.A. (SOLE-SHAREHOLDER COMPANY)	Subsidiary	Spain	Baa1 / BBB / BBB	Repayment	XS1022793951	Senior debt	04/02/15	2,240	—	3M GB LIBOR + 0.65%	Ireland	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A. (SOLE-SHAREHOLDER COMPANY)	Subsidiary	Spain	Aa2 / AA / AA	Repayment	XS0491856265	Senior debt	10/03/15	3,878	—	3.50%	Spain	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A. (SOLE-SHAREHOLDER COMPANY)	Subsidiary	Spain	Baa2 / BBB / BBB+	Repayment	XS0907861214	Senior debt	25/03/15	1,344	—	3M EU + 1.90%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A. (SOLE-SHAREHOLDER COMPANY)	Subsidiary	Spain	Baa1 / BBB+ / BBB	Repayment	XS1041097301	Senior debt	10/04/15	1,344	—	3M EU + 0.61%	Dublin	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A. (SOLE-SHAREHOLDER COMPANY)	Subsidiary	Spain	Aa3 / A+ / A	Repayment	XS0770378619	Senior debt	16/04/15	1,111	—	1.80%	New York and London	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A. (SOLE-SHAREHOLDER COMPANY)	Subsidiary	Spain	Aa2 / AA / AA	Repayment	XS0624668801	Senior debt	18/05/15	4,199	—	4.50%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER US DEBT, S.A. (SOLE-SHAREHOLDER COMPANY)	Subsidiary	Spain	Aa2 / AA / AA	Repayment	US808215AQ38	Senior debt	20/01/15	4,000	—	3.72%	United States	Banco Santander, S.A. guarantee	N/A

(a)	The amounts relating to securities denominated in foreign currencies were translated to reais at the exchange rate prevailing at 30 September 2015.

e)	Fair value of financial liabilities not measured at fair value

Following is a comparison of the carrying amounts of the Group’s financial liabilities measured at other than fair value and their respective fair values at 30 September 2015 and 31 December 2014:

	Millions of euros
	30/09/15		31/12/14
	Carrying amount	Fair value	Carrying amount	Fair value

Deposits from central banks	35,865	35,865	17,290	17,290
Deposits from credit institutions	105,753	105,933	105,147	105,557
Customer deposits	632,449	630,903	608,956	608,339
Marketable debt securities	193,905	196,593	193,059	197,093
Subordinated liabilities	19,606	19,561	17,132	17,428
Other financial liabilities	21,990	22,150	19,468	19,428

LIABILITIES	1,009,568	1,011,005	961,052	965,135

	Millions of reais
	30/09/15		31/12/14
	Carrying amount	Fair value	Carrying amount	Fair value

Deposits from central banks	160,704	160,704	55,686	55,686
Deposits from credit institutions	473,858	474,665	338,647	339,967
Customer deposits	2,833,877	2,826,950	1,961,265	1,959,277
Marketable debt securities	868,850	880,894	621,785	634,777
Subordinated liabilities	87,851	87,649	55,177	56,130
Other financial liabilities	98,533	99,250	62,701	62,572

LIABILITIES	4,523,673	4,530,112	3,095,261	3,108,409

The main valuation methods and inputs used in the estimates of the fair values of the financial liabilities in the foregoing table are detailed in Note 51.c to the consolidated financial statements for 2014.

10.	Provisions

a)	Breakdown

The detail of Provisions at 30 September 2015 and 31 December 2014 is as follows:

	Millions of euros
	30/09/15	31/12/14

Provisions for pensions and similar obligations	8,397	9,412
Provisions for taxes and other legal contingencies	2,632	2,916
Provisions for contingent liabilities and commitments	602	654
Of which: due to country risk	11	2
Other provisions	2,144	2,394

Provisions	13,775	15,376

	Millions of reais
	30/09/15	31/12/14

Provisions for pensions and similar obligations	37,625	30,313
Provisions for taxes and other legal contingencies	11,793	9,392
Provisions for contingent liabilities and commitments	2,697	2,106
Of which: due to country risk	49	6
Other provisions	9,607	7,710

Provisions	61,722	49,521

b)	Provisions for pensions and similar obligations

The change in Provisions for pensions and similar obligations in the nine-month period ended 30 September 2015 related partly to benefit payments exceeding EUR 676 million (BRL 2,357 million) and to the smaller obligations arising from the decrease in the cumulative actuarial gains and losses due to changes in the actuarial assumptions.

c)	Provisions for taxes and other legal contingencies and Other provisions

Set forth below is the detail, by type of provision, of the balances at 30 September 2015 and at 31 December 2014 of Provisions for taxes and other legal contingencies and Other provisions. The types of provision were determined by grouping together items of a similar nature:

	Millions of euros
	30/09/15	31/12/14

Provisions for taxes	1,146	1,289
Provisions for employment-related proceedings (Brazil)	593	616
Provisions for other legal proceedings	893	1,011
Provision for customer remediation	388	632
Regulatory framework-related provisions	140	298
Provision for restructuring	255	273
Other	1,361	1,191

	4,776	5,310

	Millions of reais
	30/09/15	31/12/14

Provisions for taxes	5,135	4,151
Provisions for employment-related proceedings (Brazil)	2,657	1,984
Provisions for other legal proceedings	4,001	3,256
Provision for customer remediation	1,739	2,035
Regulatory framework-related provisions	627	960
Provision for restructuring	1,143	879
Other	6,098	3,837

	21,400	17,102

Relevant information is set forth below in relation to each type of provision shown in the preceding table:

The provisions for taxes include provisions for tax-related proceedings.

The provisions for employment-related proceedings (Brazil) relate to claims filed by trade unions, associations, the prosecutor’s office and ex-employees claiming employment rights to which, in their view, they are entitled, particularly the payment of overtime and other employment rights, including litigation concerning retirement benefits. The number and nature of these proceedings, which are common for banks in Brazil, justify the classification of these provisions in a separate category or as a separate type from the rest. The Group calculates the provisions associated with these claims in accordance with past experience of payments made in relation to claims for similar items. When claims do not fall within these categories, a case-by-case assessment is performed and the amount of the provision is calculated in accordance with the status of each proceeding and the risk assessment carried out by the legal advisers. The average duration of the employment-related proceedings is approximately eight years.

The provisions for other legal proceedings include provisions for court, arbitration or administrative proceedings (other than those included in other categories or types of provisions disclosed separately) brought against Santander Group companies.

The provisions for customer remediation include the estimated cost of payments to remedy errors relating to the sale of certain products in the UK and Germany. To calculate the provision for customer remediation, the best estimate of the provision made by management is used, which is based on the estimated number of claims to be received and, of these, the number that will be accepted, as well as the estimated average payment per case.

The regulatory framework-related provisions include mainly the provisions for the extraordinary contribution to the Deposit Guarantee Fund in Spain and those relating to the FSCS and the bank levy in the UK.

The provisions for restructuring include only the direct costs arising from restructuring processes carried out by the various Group companies.

Qualitative information on the main litigation is provided in Note 10.d.

Our general policy is to record provisions for tax and legal proceedings in which we assess the chances of loss to be probable and we do not record provisions when the chances of loss are possible or remote. We determine the amounts to be provided for as our best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in claims of the same nature. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, the obligations do not have a fixed settlement term and, in others, they depend on legal proceedings in progress.

The main changes in Provisions for taxes and other legal contingencies and Other provisions related to the performance of exchange rates in the first nine months and were also as follows: with regard to Brazil, the main charges to profit or loss in the period ended 30 September 2015 relate to EUR 183 million (BRL 638 million) due to civil contingencies and EUR 350 million (BRL 1,220 million) arising from employment-related claims. This increase was offset partially by the use of available provisions, of which EUR 237 million (BRL 826 million) related to payments of employment-related claims and EUR 170 million (BRL 593 million) to civil payments. With regard to the United Kingdom, EUR 82 million (BRL 286 million) of net provisions for customer remediation, EUR 104 million (BRL 363 million) of regulatory framework-related provisions and EUR 21 million (BRL 73 million) of restructuring provisions were recognised in the first nine months of 2015. These increases were offset by the use of EUR 163 million (BRL 568 million) of customer remediation provisions, EUR 196 million (BRL 683 million) of regulatory framework-related provisions and EUR 38 million (BRL 132 million) of restructuring provisions. With regard to Germany, customer remediation payments totalling EUR 190 million (BRL 662 million) were made.

d)	Litigation and other matters

i. Tax-related litigation

At 30 September 2015, the main tax-related proceedings concerning the Group were as follows:

•	Legal actions filed by Banco Santander (Brasil) S.A. and certain Group companies in Brazil challenging the increase in the rate of Brazilian social contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/08, ratified by Law 11,727/08, a provision having been recognised for the amount of the estimated loss.

•	Legal actions filed by certain Group companies in Brazil claiming their right to pay the Brazilian social contribution tax on net income at a rate of 8% and 10% from 1994 to 1998. No provision was recognised in connection with the amount considered to be a contingent liability.

•	Legal actions filed by Banco Santander, S.A. (currently Banco Santander (Brasil), S.A.) and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander, S.A., the legal action was declared unwarranted and an appeal was filed at the Federal Regional Court. In September 2007 the Federal Regional Court found in favour of Banco Santander, S.A., but the Brazilian authorities appealed against the judgment at the Federal Supreme Court. On 23 April 2015, the Federal Supreme Court issued a decision granting leave for the extraordinary appeal filed by the Brazilian authorities with regard to the PIS contribution to proceed, and dismissing the extraordinary appeal lodged by the Brazilian Public Prosecutor’s Office in relation to the COFINS contribution. The Federal Supreme Court has not yet handed down its decision on the PIS contribution and, with regard to the COFINS contribution, on 28 May 2015, the Federal Supreme Court in plenary session unanimously dismissed the extraordinary appeal filed by the Brazilian Public Prosecutor’s Office, and the petition for clarification (“embargos de declaraçao”) subsequently filed by the Brazilian Public Prosecutor’s Office, which on 3 September admitted that no further appeals may be filed. In the case of Banco ABN AMRO Real, S.A. (currently Banco Santander (Brasil), S.A.), in March 2007 the court found in its favour, but the Brazilian authorities appealed against the judgment at the Federal Regional Court, which handed down a decision partly upholding the appeal in September 2009. Banco Santander (Brasil), S.A. filed an appeal at the Federal Supreme Court. Law 12,865/13 established a programme of payments or deferrals of certain tax and social security debts, under which any entities that availed themselves of the programme and withdrew the legal actions brought by them were exempted from paying late-payment interest. In November 2013 Banco Santander (Brasil) S.A. partially availed itself of this programme but only with respect to the legal actions brought by the former Banco ABN AMRO Real, S.A. in relation to the period from September 2006 to April 2009, and with respect to other minor actions brought by other entities in its Group. However, the legal actions brought by Banco Santander, S.A. and those of Banco ABN AMRO Real, S.A. relating to the periods prior to September 2006, for which the estimated loss was provided for, still subsist.

•	Banco Santander (Brasil), S.A. and other Group companies in Brazil appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (IRPJ and CSLL) on the ground that the relevant requirements under the applicable legislation were not met. No provision has been recognised in connection with the amount considered to be a contingent liability.

•	Banco Santander (Brasil), S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against several municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. No provision was recognised in connection with the amount considered to be a contingent liability.

•	In addition, Banco Santander (Brasil), S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. No provision was recognised in connection with the amount considered to be a contingent liability.

•	In December 2008 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil), S.A. in relation to income tax (IRPJ and CSLL) for 2002 to 2004. The tax authorities took the view that Banco Santander (Brasil), S.A. did not meet the necessary legal requirements to be able to deduct the goodwill arising on the acquisition of Banespa (currently Banco Santander (Brasil), S.A.). Banco Santander (Brasil) S.A. filed an appeal against the infringement notice at Conselho Administrativo de Recursos Fiscais (the Brazilian Tax Appeal Administrative Council, CARF), which on 21 October 2011 unanimously decided to render the infringement notice null and void. The tax authorities appealed against this decision at a higher administrative level. In June 2010 the Brazilian tax authorities issued infringement notices in relation to this same matter for 2005 to 2007. Banco Santander (Brasil), S.A. filed an appeal against these procedures at CARF, which was partially upheld on 8 October 2013. This decision was appealed at the Tax Appeal High Chamber, the higher instance of CARF. In December 2013 the Brazilian tax authorities issued the infringement notice relating to 2008, the last year for amortisation of the goodwill. Banco Santander (Brasil), S.A. appealed against this infringement notice and the court found in its favour. The Brazilian tax authorities appealed against this decision at CARF. Based on the advice of its external legal counsel and in view of the first decision by CARF, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defence arguments to appeal against the infringement notices. Accordingly, the risk of incurring a loss is remote. Consequently, no provisions have been recognised in connection with these proceedings because this matter should not affect the consolidated financial statements.

•	In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM) and Banco Santander Brasil, S.A. (currently Banco Santander (Brasil), S.A.) in relation to the Provisional Tax on Financial Movements (CPMF) with respect to certain transactions carried out by DTVM in the management of its customers’ funds and for the clearing services provided by Banco Santander Brasil, S.A. to DTVM in 2000, 2001 and the first two months of 2002. The two entities appealed against the infringement notices at CARF, with DTVM obtaining a favourable decision and Banco Santander Brasil, S.A. an unfavourable decision. Both decisions were appealed by the losing parties at the Higher Chamber of CARF. Unfavourable decisions were obtained for Banco Santander (Brasil) S.A. and DTVM on 12 and 19 June 2015, respectively. Both cases were appealed at court in a single proceeding and a provision was recognised for the estimated loss.

•	In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros, S.A., as the successor by merger to ABN AMRO Brazil Dois Participacoes, S.A., in relation to income tax (IRPJ and CSLL) for 2005. The tax authorities questioned the tax treatment applied to a sale of shares of Real Seguros, S.A. made in that year. The bank filed an appeal for reconsideration against this infringement notice. As the former parent of Santander Seguros, S.A. (Brasil), Banco Santander (Brasil), S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognised in connection with this proceeding as it was considered to be a contingent liability.

•	Also, in December 2010, the Brazilian tax authorities issued infringement notices against Banco Santander (Brasil), S.A. in connection with income tax (IRPJ and CSLL), questioning the tax treatment applied to the economic compensation received under the contractual guarantees provided by the sellers of the former Banco Meridional. The bank filed an appeal for reconsideration against this infringement notice. On 23 November 2011, CARF unanimously decided to render null and void an infringement notice relating to 2002 with regard to the same matter, and the decision was declared final in February 2012. The proceedings relating to the 2003 to 2006 fiscal years are still in progress although, based on the advice of its external legal counsel, the Group considers that the risk of incurring a loss is remote.

•	In June 2013, the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil), S.A. as the party liable for tax on the capital gain allegedly obtained in Brazil by the entity not resident in Brazil, Sterrebeeck B.V., as a result of the “incorporação de ações” (merger of shares) transaction carried out in August 2008. As a result of the aforementioned transaction, Banco Santander (Brasil), S.A. acquired all of the shares of Banco ABN AMRO Real, S.A. and ABN AMRO Brasil Dois Participações, S.A. through the delivery to these entities’ shareholders of newly issued shares of Banco Santander (Brasil), S.A., issued in a capital increase carried out for that purpose. The Brazilian tax authorities take the view that in the aforementioned transaction Sterrebeeck B.V. obtained income subject to tax in Brazil consisting of the difference between the issue value of the shares of Banco Santander (Brasil), S.A. that were received and the acquisition cost of the shares delivered in the exchange. In December 2014 the Group appealed against the infringement notice at CARF after the appeal for reconsideration lodged at the Federal Tax Office was dismissed. Based on the advice of its external legal counsel, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defence arguments to appeal against the infringement notice. Accordingly, the risk of incurring a loss is remote. Consequently, the Group has not recognised any provisions in connection with these proceedings because this matter should not affect the consolidated financial statements.

•	In November 2014 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil), S.A. in relation to income tax (IRPJ and CSLL) for 2009 questioning the tax-deductibility of the amortisation of the goodwill of Banco ABN AMRO Real S.A., performed prior to the absorption of this bank by Banco Santander (Brasil), S.A., but accepting the amortisation performed after the merger. On the advice of its external legal counsel, Banco Santander (Brasil), S.A. lodged an appeal against this decision at the Federal Tax Office and obtained a favourable decision in July 2015, which will foreseeably be appealed at CARF by the Brazilian tax authorities. No provision was recognised in connection with this proceeding as it was considered to be a contingent liability. Banco Santander (Brasil), S.A. also appealed against infringement notices issued by the tax authorities questioning the tax deductibility of the amortisation of the goodwill arising on the acquisition of Banco Sudameris. No provision was recognised in connection with this matter as it was considered to be a contingent liability.

•	Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take a foreign tax credit in connection with taxes paid outside the United States in fiscal years 2003 to 2005 in relation to financing transactions carried out with an international bank. Santander Holdings USA Inc. considers that, in accordance with applicable tax legislation, it is entitled to recognise the aforementioned tax credits as well as the related issuance and financing costs. In addition, if the outcome of this legal action is favourable to the interests of Santander Holdings USA, Inc., the amounts paid over by the entity in relation to this matter with respect to 2006 and 2007 would have to be refunded. In 2013 the US courts found against two taxpayers in cases with a similar structure In the case of Santander Holdings USA, Inc. the proceeding was scheduled for 7 October 2013, although it was adjourned indefinitely when the judge found in favour of Santander Holdings USA, Inc. with respect to one of the main grounds of the case. Santander Holdings USA, Inc. is expecting the judge to rule on whether his previous decision will result in the proceedings being stayed in the case or whether other matters need to be analysed before a final decision may be handed down. If the decision is favourable to Santander Holdings USA, Inc.’s interests, the US government has stated its intention to appeal against it. The estimated loss relating to this proceeding was provided for.

•	Santander UK has proactively engaged with HM Revenue & Customs to resolve a number of outstanding legacy tax matters, all of which relate to periods prior to Santander UK Plc.’s adoption of the Code of Practice on Taxation for Banks. However, litigation proceedings were commenced in relation to a small number of these issues, with respect to which the court of first instance found in favour of HM Revenue & Customs. Santander UK has decided not to appeal these rulings. The provision recognised for the amounts relating to these matters has been used in full.

At the date of approval of these interim financial statements certain other less significant tax-related proceedings were also in progress.

ii. Other litigation

At 30 September 2015, the main non-tax-related proceedings concerning the Group were as follows:

•	Customer remediation: claims associated with the sale by Santander UK of certain financial products (principally payment protection insurance or PPI) to its customers.

At 30 September 2015, the provision recognised in this connection amounted to GBP 48 million. The monthly cost of remediation, excluding pro-active contact with customers, amounted to GBP 9 million per month, compared with a monthly average of GBP 9 million for 2014 (2013: GBP 18 million).

•	After the Madrid Provincial Appellate Court had rendered null and void the award handed down in the previous arbitration proceeding, on 8 September 2011, Banco Santander, S.A. filed a new request for arbitration with the Spanish Arbitration Court against Delforca 2008, S.A. (formerly Gaesco Bolsa Sociedad de Valores, S.A.), claiming EUR 66 million that the latter owes it as a result of the notice of acceleration of all the financial transactions agreed upon between the parties, issued by the Bank on 4 January 2008.

On 3 August 2012, Delforca 2008, S.A. was declared to be in a position of voluntary insolvency by Barcelona Commercial Court no. 10, which had agreed as part of the insolvency proceeding to stay the arbitration proceeding and the effects of the arbitration agreement entered into by Banco Santander, S.A. and Delforca 2008, S.A. The Arbitration Court, in compliance with the decision of the Commercial Court, agreed on 20 January 2013 to stay the arbitration proceedings at the stage reached at that date until a decision could be issued in this respect in the insolvency proceeding.

In addition, as part of the insolvency proceeding of Delforca 2008, S.A., Banco Santander, S.A. notified its claim against the insolvent party with a view to having the claim recognised as a contingent ordinary claim without specified amount. However, the insolvency manager opted to exclude Banco Santander, S.A.’s claim from the provisional list of creditors and, accordingly, Banco Santander, S.A. filed an ancillary claim which was dismissed by a court decision on 17 February 2015. This decision also held that Banco Santander, S.A. had breached its contractual obligations under the framework financial transactions agreement entered into with Delforca 2008, S.A.

As part of the same insolvency proceeding, Delforca 2008, S.A. filed another ancillary claim requesting the termination of the arbitration agreement included in the framework financial transactions agreement entered into by that party and Banco Santander, S.A. in 1998, as well as the termination of the obligation that allegedly binds the insolvent party to the High Council of Chambers of Commerce (Spanish Arbitration Court). This claim was upheld in full by the Court.

On 30 December 2013, Banco Santander filed a complaint requesting the termination of the insolvency proceeding of Delforca 2008, S.A. due to supervening disappearance of the alleged insolvency of the company. The complaint was dismissed by a decision handed down on 30 June 2014.

A court order dated 25 May 2015 declared the end of the common phase of the insolvency proceeding and the opening of the arrangement phase. Banco Santander filed an appeal against the court’s decisions on the following: 1) the stay of the arbitration proceeding and the effects of the arbitral award, 2) the termination of the arbitration agreement 3) the failure to recognise the contingent claim and the declaration of breach by Banco Santander, S.A. and 4) the decision not to conclude the proceeding due to the non-existence of insolvency.

On 23 June 2015, Delforca 2008, S.A. submitted an arrangement proposal entailing the payment in full of the ordinary and subordinate claims.

In its appeal documents Banco Santander requested the stay of any proceedings that might be affected by the decision on the appeals filed, including the stay of the insolvency proceeding and the processing of the common phase until a decision has been handed down on the appeals. By means of an interlocutory order made on 16 September 2015 the Court resolved to postpone the holding of the creditors’ meeting until the Provincial Appellate Court has handed down a decision on the requested stay of the proceedings.

In addition, in April 2009 Mobilaria Monesa, S.A. (parent of Delforca 2008, S.A.) filed a claim against Banco Santander, S.A. at Santander Court of First Instance no. 5, claiming damages which it says it incurred as a result of the (in its opinion) unwarranted claim filed by the Bank against its subsidiary, reproducing the same objections as Delforca 2008, S.A. This proceeding has currently been stayed on preliminary civil ruling grounds, against which Mobilaria Monesa, S.A. filed an appeal which was dismissed by the Cantabria Provincial Appellate Court in a judgment dated 16 January 2014.

Lastly, on 11 April 2012, Banco Santander, S.A. was notified of the claim filed by Delforca 2008, S.A., heard by Madrid Court of First Instance no. 21, in which it sought indemnification for the damage and losses it alleges it incurred due to the (in its opinion) unwarranted claim by the Bank. Delforca 2008, S.A. made the request in a counterclaim filed in the arbitration proceeding that concluded with the annulled award and put the figure at up to EUR 218 million. The aforementioned Court upheld the motion for declinatory exception proposed by Banco Santander, S.A. as the matter had been referred for arbitration. This decision was confirmed in an appeal at the Madrid Provincial Appellate Court in a judgment dated 27 May 2014. The Group considers that the risk of loss arising as a result of these matters is remote and, accordingly, it has not recognised any provisions in connection with these proceedings.

•	Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s Bylaws in the event that the entity obtained a profit and that the distribution of this profit were approved by the board of directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000, as agreed by the board of directors, and the relevant clause was eliminated in 2001. The Regional Employment Court ordered the bank to pay this half-yearly bonus in September 2005 and the bank filed an appeal against the decision at the High Employment Court (“TST”) and, subsequently, at the Federal Supreme Court (“STF”). The TST confirmed the judgment against the bank, whereas the STF rejected the extraordinary appeal filed by the bank in a decision adopted by only one of the Court members, thereby also upholding the order issued to the bank. This decision was appealed by the bank and the association. Only the appeal lodged by the bank was given leave to proceed and will be decided upon by the STF in plenary session.

•	“Planos economicos”: Like the rest of the banking system, Santander Brazil has been the subject of claims from customers, mostly depositors, and of class actions brought for a common reason, arising from a series of legislative changes relating to the calculation of inflation (“planos economicos”). The claimants considered that their vested rights had been impaired due to the immediate application of these adjustments. In April 2010, the High Court of Justice (“STJ”) set the limitation period for these class actions at five years, as claimed by the banks, rather than 20 years, as sought by the claimants, which will probably significantly reduce the number of actions brought and the amounts claimed in this connection. As regards the substance of the matter, the decisions issued to date have been adverse for the banks, although two proceedings have been brought at the STJ and the Supreme Federal Court (“STF”) with which the matter is expected to be definitively settled. In August 2010, the STJ handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the “planos” from the claim, thereby reducing the amount thereof, and once again confirming the five-year statute-of-limitations period. Shortly thereafter, the STF issued an injunctive relief order whereby the proceedings in progress were stayed until this court issues a final decision on the matter.

•	Proceeding under Criminal Procedure Law (case no. 1043/09) conducted at Madrid Court of First Instance no. 26, following a claim brought by Banco Occidental de Descuento, Banco Universal, C.A. against the Bank for USD 150 million in principal plus USD 4.7 million in interest, upon alleged termination of an escrow contract.

The court upheld the claim but did not make a specific pronouncement on costs. A judgment handed down by the Madrid Provincial Appellate Court on 9 October 2012 upheld the appeal lodged by the Bank and dismissed the appeal lodged by Banco Occidental de Descuento, Banco Universal, C.A., dismissing the claim. The dismissal of the claim was confirmed in an ancillary order to the judgment dated 28 December 2012. An appeal was filed at the Supreme Court by Banco Occidental de Descuento against the Madrid Provincial Appellate Court decision. The appeal was dismissed in a Supreme Court judgment dated 24 October 2014. Banco Occidental de Descuento filed a motion for annulment against the aforementioned judgment. The Bank filed a challenge. The Bank has not recognised any provisions in this connection.

•	On 26 January 2011, notice was served on the Bank of an ancillary insolvency claim to annul acts detrimental to the assets available to creditors as part of the voluntary insolvency proceedings of Mediterráneo Hispa Group, S.A. at Murcia Commercial Court no. 2. The aim of the principal action is to request annulment of the application of the proceeds obtained by the company undergoing insolvency from an asset sale and purchase transaction involving EUR 32 million in principal and EUR 2.7 million in interest. On 24 November 2011, the hearing was held with the examination of the proposed evidence. Upon completion of the hearing, it was resolved to conduct a final proceeding. The Court dismissed the claim in full in a judgment dated 13 November 2013. The judgment was confirmed at appeal by the Murcia Provincial Appellate Court in a judgment dated 10 July 2014. The insolvency managers filed a cassation and extraordinary appeal against procedural infringements against the aforementioned judgment.

•	The bankruptcy of various Lehman Group companies was made public on 15 September 2008. Various customers of Santander Group were affected by this situation since they had invested in securities issued by Lehman or in other products which had such assets as their underlying.

At the date of these interim financial statements, certain claims had been filed in relation to this matter. The Bank’s directors and its legal advisers consider that the various Lehman products were sold in accordance with the applicable legal regulations in force at the time of each sale or subscription and that the fact that the Group acted as intermediary would not give rise to any liability for it in relation to the insolvency of Lehman. Accordingly, the risk of loss is considered to be remote and, as a result, no provisions needed to be recognised in this connection.

•	The intervention, on the grounds of alleged fraud, of Bernard L. Madoff Investment Securities LLC (“Madoff Securities”) by the US Securities and Exchange Commission (“SEC”) took place in December 2008. The exposure of customers of the Group through the Optimal Strategic US Equity (“Optimal Strategic”) subfund was EUR 2,330 million, of which EUR 2,010 million related to institutional investors and international private banking customers, and the remaining EUR 320 million were part of the investment portfolios of the Group’s private banking customers in Spain, who were qualifying investors.

At the date of these interim financial statements, certain claims had been filed against Group companies in relation to this matter. The Group considers that it has at all times exercised due diligence and that these products have always been sold in a transparent way pursuant to applicable legislation and established procedures. The risk of loss is therefore considered to be remote or immaterial.

•	At the end of the first quarter of 2013, news stories were published stating that the public sector was debating the validity of the interest rate swaps arranged between various financial institutions and public sector companies in Portugal, particularly in the public transport industry.

The swaps under debate included swaps arranged by Banco Santander Totta, S.A. with the public companies Metropolitano de Lisboa, E.P.E. (MdL), Metro de Porto, S.A. (MdP), Sociedade de Transportes Colectivos do Porto, S.A. (STCP) and Companhia Carris de Ferro de Lisboa, S.A. (Carris). These swaps were arranged prior to 2008, i.e. before the start of the financial crisis, and had been executed without incident.

In view of this situation Banco Santander Totta, S.A. took the initiative to request a court judgment on the validity of the swaps in the jurisdiction of the United Kingdom to which the swaps are subject. The corresponding claims were filed in May 2013.

After the Bank had filed the claims, the four companies (MdL, MdP, STCP and Carris) notified Banco Santander Totta, S.A. that they were suspending payment of the amounts owed under the swaps until a final decision had been handed down in the UK jurisdiction in the proceedings. MdL, MdP and Carris suspended payment in September 2013 and STCP did the same in December 2013.

Consequently, Banco Santander Totta, S.A. extended each of the claims to include the unpaid amounts.

On 29 November 2013, the companies presented their defence in which they claimed that the swaps were null and void under Portuguese law and, accordingly, that they should be refunded the amounts paid.

On 14 February 2014, Banco Santander Totta, S.A. answered the counterclaim, maintaining its arguments and rejecting the opposing arguments in its documents dated 29 November 2013.

On 4 April 2014, the companies issued their replies to the bank’s documents. The preliminary hearing took place on 16 May 2014. The trial is set to begin on 12 October 2015.

Banco Santander Totta, S.A. and its legal advisers consider that the entity acted at all times in accordance with applicable legislation and under the terms of the swaps, and take the view that the UK courts will confirm the full validity and effectiveness of the swaps. As a result, the Group has not recognised any provisions in this connection.

•	Most of the German banking industry was affected by two German Supreme Court decisions in 2014 in relation to handling fees in consumer loan agreements.

In May 2014 the German Supreme Court held handling fees in loan agreements to be null and void. The Court subsequently handed down a ruling at the end of October 2014 extending the statute-of-limitations period for claims from three to ten years. As a result of the ruling, any claims relating to handling fees paid between 2004 and 2011 became statute-barred in 2014. This situation gave rise to numerous claims at the end of 2014 which affected the income statements of banks in Germany.

Santander Consumer Bank AG stopped including these handling fees in agreements from 1 January 2013 and ceased charging these fees definitively at that date, i.e. before the Supreme Court handed down its judgment on the issue.

In 2014 Santander Consumer Bank AG recognised provisions totalling approximately EUR 455 million to cover the estimated cost of the claims relating to handling fees, considering both the claims already received and the estimated claims that may be received in 2015 relating to fees paid in 2012; no new claims are expected to be received for fees paid earlier than 2012 since they are statute-barred.

The Bank and the other Group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business (including those in connection with lending activities, relationships with employees and other commercial or tax matters).

In this context, it must be considered that the outcome of court proceedings is uncertain, particularly in the case of claims for indeterminate amounts, those based on legal issues for which there are no precedents, those that affect a large number of parties or those at a very preliminary stage.

With the information available to it, the Group considers that at 30 September 2015, it had reliably estimated the obligations associated with each proceeding and had recognised, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal situations. It also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position or results of operations.

11.	Equity

In the nine-month periods ended 30 September 2015 and 2014 there were no other quantitative or qualitative changes in the Group’s equity other than those indicated in the condensed consolidated statements of changes in total equity.

a)	Issued capital

On 8 January 2015, the Group announced that its board of directors had resolved to increase capital through an accelerated bookbuilt offering with disapplication of pre-emption rights. The capital increase amounted to EUR 7,500 million (BRL 23,830 million), of which EUR 607 million (BRL 1,928 million) related to the par value of the 1,213,592,234 new shares issued and EUR 6,893 million (BRL 21,902 million) to the share premium.

On 29 January and 29 April 2015, the bonus issues through which the Santander Dividendo Elección scrip dividend scheme was instrumented took place, whereby 262,578,993 and 256,046,919 shares (1.90% and 1.82% of the share capital) were issued for an amount of EUR 131 million and EUR 128 million (BRL 395 million and BRL 426 million), respectively.

At 30 September 2015, the Bank’s share capital consisted of 14,316,632,805 shares with a total nominal value of EUR 7,158 million (BRL 17,776 million).

b)	Valuation adjustments - Available-for-sale financial assets

Valuation adjustments - Available-for-sale financial assets includes the net amount of unrealised changes in the fair value of assets classified as available-for-sale financial assets (see Note 5.b).

The breakdown, by type of instrument and geographical origin of the issuer, of Valuation adjustments - Available-for-sale financial assets at 30 September 2015 and 31 December 2014 is as follows:

	Millions of euros
	30/09/15				31/12/14
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value

Debt instruments
Government debt securities and debt instruments issued by central banks
Spain	555	(82)	473	34,270	835	(176)	659	31,190
Rest of Europe	320	(55)	265	20,851	325	(56)	269	20,597
Latin America and rest of the world	96	(585)	(489)	28,950	89	(97)	(8)	30,230
Private-sector debt securities	198	(187)	11	28,894	243	(193)	50	28,232

	1,169	(909)	260	112,965	1,492	(522)	970	110,249
Equity instruments
Domestic
Spain	40	(9)	31	1,364	35	(8)	27	1,447
International
Rest of Europe	268	(57)	211	1,139	282	(23)	259	1,245
United States	21	(1)	20	949	25	—	25	762
Latin America and rest of the world	249	(5)	244	1,418	298	(19)	279	1,547

	578	(72)	506	4,870	640	(50)	590	5,001
Of which:
Listed	458	(64)	394	1,557	311	(26)	285	1,787
Unlisted	120	(8)	112	3,313	329	(24)	305	3,214

	1,747	(981)	766	117,835	2,132	(572)	1,560	115,250

	Millions of reais
	30/09/15				31/12/14
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value

Debt instruments
Government debt securities and debt instruments issued by central banks
Spain	2,486	(367)	2,119	153,557	2,686	(566)	2,121	100,452
Rest of Europe	1,433	(246)	1,187	93,429	1,047	(180)	866	66,338
Latin America and rest of the world	430	(2,621)	(2,191)	129,719	287	(312)	(26)	97,360
Private-sector debt securities	886	(838)	48	129,469	783	(622)	162	90,929

	5,235	(4,072)	1,163	506,174	4,803	(1,680)	3,123	355,079
Equity instruments
Domestic
Spain	179	(40)	139	6,112	113	(26)	86	4,661
International
Rest of Europe	1,201	(255)	946	5,104	909	(74)	834	4,010
United States	94	(4)	90	4,251	84	(1)	84	2,454
Latin America and rest of the world	1,116	(22)	1,094	6,354	960	(62)	899	4,982

	2,590	(321)	2,269	21,821	2,066	(162)	1,903	16,107
Of which:
Listed	2,052	(286)	1,766	6,976	1,001	(84)	917	5,755
Unlisted	538	(35)	503	14,845	1,062	(79)	983	10,351

	7,825	(4,393)	3,432	527,995	6,869	(1,842)	5,026	371,186

In the first nine months of 2015 the Group recognised EUR 121 million (BRL 422 million) in the income statement in relation to impairment of debt instruments and EUR 93 million (BRL 324 million) in relation to impairment of equity instruments.

c)	Valuation adjustments - Hedges of net investments in foreign operations and Exchange differences

Valuation adjustments - Hedges of net investments in foreign operations includes the net amount of the changes in value of hedging instruments in hedges of net investments in foreign operations, in respect of the portion of these changes considered to be effective hedges.

Valuation adjustments - Exchange differences includes the net amount of exchange differences arising on non-monetary items whose fair value is adjusted against equity and the differences arising on the translation to euros of the balances of the consolidated entities whose functional currency is not the euro.

The net changes in both these items in the first nine months of 2015 recognised in the statement of recognised income and expense reflect the effect arising from the depreciation of foreign currencies, mainly the Brazilian real, and the appreciation of the pound sterling and the US dollar. Of the change in the balance in the first nine months, a loss of approximately EUR 902 million related to the measurement of goodwill using the period-end exchange rate.

d)	Valuation adjustments - Other valuation adjustments

The changes in the balance of Valuation adjustments - Other valuation adjustments are shown in the condensed consolidated statement of recognised income and expense and include the actuarial gains and losses generated in the period and the return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset), less the administrative expenses and taxes inherent to the plan, and any change in the effect of the asset ceiling.

The most significant changes in the first nine months of 2015 related to:

•	Decrease of EUR 337 million (BRL 1,175 million) in the cumulative actuarial losses relating to the Group’s businesses in Brazil, due to an increase in the discount rate.

•	Decrease of EUR 288 million (BRL 1,005 million) in the cumulative actuarial losses relating to the Group’s businesses in the United Kingdom, due to an increase in the actual discount rate.

•	Increase of EUR 115 million (BRL 401 million) in the cumulative actuarial losses relating to the Group’s businesses in Spain, due to changes in the main actuarial assumptions -a decrease in the discount rate from 2% to 1.75%.

•	A net decrease of EUR 7 million (BRL 24 million) in the actuarial losses of the rest of the Group’s units, due to changes in the actuarial assumptions.

•	A net decrease of EUR 142 million (BRL 495 million) in the actuarial losses of all foreign units, due to changes in exchange rates.

12.	Segment information

In the first nine months of 2015 the Group made the following changes to its criteria for the management and presentation of its financial information by segment described in Note 52 to the consolidated financial statements for the year ended 31 December 2014:

•	Changes in criteria: the changes affect mainly the income statement line items Net interest income, Gains/losses on financial assets and liabilities (net) and Other operating expenses, due to a decrease in the corporate activities segment and its allocation to the business units.

Previous criteria	New criteria

The Spain business unit was treated as a retail network. Therefore, individualised internal transfer rates (ITR) by operation were applied to calculate the financial margin, and the balance sheet was matched in terms of interest rate risk. The counterparty of these results was the corporate activities segment.	The Spain business unit will be treated like the other countries and units of the Group. All results from financial management of the balance sheet will therefore be recorded in Spain, including the results from interest rate risk management.

The cost of issuances eligible as additional Tier 1 (AT1) capital made by Brazil and Mexico to replace core equity tier 1 (CET1) capital was recorded in the corporate activities segment, as the issuances were made for capital optimisation in these units.	Each country will recognise the cost related to its AT1 issuances.

The corporate activities segment costs were charged to the countries/units based on the previous structure, which had not changed in recent years.	The scope of costs allocated to the units from the corporate activities segment will be expanded in accordance with the new structure.

•	The United States geographical segment has been changed to include Santander Bank, Santander Holdings USA, SCUSA and Puerto Rico (already included in previous scope) plus Banco Santander International Miami and Banco Santander, S.A. New York branch.

The segment information for the first nine months of 2014 shown below has been recalculated using these criteria in order to make it comparable.

For Group management purposes, the primary level of segmentation, by geographical area, comprises five segments: four operating areas plus Corporate Centre. The operating areas, which include all the business activities carried on therein by the Group, are Continental Europe, the United Kingdom, Latin America and the United States, based on the location of the Group’s assets.

Following is the breakdown of revenue by the geographical segments used by the Group. For the purposes of the table below, revenue is deemed to be that recognised under Interest and similar income, Income from equity instruments, Fee and commission income, Gains/losses on financial assets and liabilities (net) and Other operating income in the accompanying condensed consolidated income statements for the nine-month periods ended 30 September 2015 and 2014.

Segment	Revenue (Millions of euros)
	Revenue from external customers		Inter-segment revenue		Total revenue
	30/09/15	30/09/14	30/09/15	30/09/14	30/09/15	30/09/14

Continental Europe	12,518	16,612	343	16	12,861	16,628
United Kingdom	8,329	7,253	417	516	8,746	7,769
Latin America	25,240	25,326	(790)	(188)	24,450	25,138
United States	7,778	5,615	78	34	7,856	5,649
Corporate Centre	1,912	2,155	4,817	5,957	6,729	8,112
Inter-segment revenue adjustments and eliminations	—	—	(4,865)	(6,335)	(4,865)	(6,335)

Total	55,777	56,961	—	—	55,777	56,961

Segment	Revenue (Millions of reais)
	Revenue from external customers		Inter-segment revenue		Total revenue
	30/09/15	30/09/14	30/09/15	30/09/14	30/09/15	30/09/14

Continental Europe	43,645	51,484	1,198	51	44,843	51,535
United Kingdom	29,041	22,481	1,452	1,599	30,493	24,080
Latin America	88,008	78,492	(2,756)	(583)	85,252	77,909
United States	27,120	17,401	272	106	27,392	17,507
Corporate Centre	6,666	6,678	16,797	18,463	23,463	25,141
Inter-segment revenue adjustments and eliminations	—	—	(16,963)	(19,636)	(16,963)	(19,636)

Total	194,480	176,536	—	—	194,480	176,536

Also, following is the reconciliation of the Group’s consolidated profit before tax for the nine-month periods ended 30 September 2015 and 2014, broken down by business segment, to the profit before tax per the consolidated income statements for these periods:

	Consolidated profit (Millions of euros)
Segment	30/09/15	30/09/14

Continental Europe	2,027	1,158
United Kingdom	1,523	1,170
Latin America	3,927	2,731
United States	937	756
Corporate Centre	(1,347)	(625)

Total profit of the segments reported	7,067	5,190
(+/-) Unallocated profit/loss	—	—
(+/-) Elimination of inter-segment profit/loss	—	—
(+/-) Other profit/loss	—	—
(+/-) Income tax and/or profit from discontinued operations	1,552	2,605

Profit before tax	8,619	7,795

	Consolidated profit (Millions of reais)
Segment	30/09/15	30/09/14

Continental Europe	7,067	3,589
United Kingdom	5,310	3,625
Latin America	13,691	8,466
United States	3,270	2,342
Corporate Centre	(4,696)	(1,937)

Total profit of the segments reported	24,642	16,085
(+/-) Unallocated profit/loss	—	—
(+/-) Elimination of inter-segment profit/loss	—	—
(+/-) Other profit/loss	—	—
(+/-) Income tax and/or profit from discontinued operations	5,411	8,074

Profit before tax	30,053	24,159

13.	Related parties

The parties related to the Group are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel (the members of its board of directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the transactions performed by the Group with its related parties in the first nine months of 2015 and 2014, distinguishing between significant shareholders, members of the Bank’s board of directors, the Bank’s executive vice presidents, Group entities and other related parties. Related party transactions were made on terms equivalent to those that prevail in arm’s-length transactions or, when this was not the case, the related compensation in kind was recognised:

Millions of euros
30/09/15
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Expenses:
Finance costs	—	—	13		13
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of goods (finished or in progress)	—	—	—	—	—
Valuation adjustments for uncollectible or doubtful debts	—	—	—	—	—
Losses on derecognition or disposal of assets	—	—	—	—	—
Other expenses	—	—	13	—	13

	—	—	26		26

Income:
Finance income	—	—	69	13	82
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Dividends received	—	—	—	—	—
Leases	—	—	—	—	—
Services rendered	—	—	—	—	—
Sale of goods (finished or in progress)	—	—	—	—	—
Gains on derecognition or disposal of assets	—	—	—	—	—
Other income	—	—	558	8	566

	—	—	627	21	648

Millions of reais
30/09/15
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Expenses:
Finance costs	—	—	45		45
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of goods (finished or in progress)	—	—	—	—	—
Valuation adjustments for uncollectible or doubtful debts	—	—	—	—	—
Losses on derecognition or disposal of assets	—	—	—	—	—
Other expenses	—	—	45	—	45

	—	—	90		90

Income:
Finance income	—	—	241	45	286
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Dividends received	—	—	—	—	—
Leases	—	—	—	—	—
Services rendered	—	—	—	—	—
Sale of goods (finished or in progress)	—	—	—	—	—
Gains on derecognition or disposal of assets	—	—	—	—	—
Other income	—	—	1,946	28	1,974

	—	—	2,187	73	2,260

	Millions of euros
	30/09/15
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Purchases of tangible, intangible or other assets	—	2	—	—	2
Financing agreements: loans and capital contributions (lender)	—	24	6,585	1,463	8,072
Finance leases (lessor)	—	—	—	—	—
Repayment or termination of loans and leases (lessor)	—	—	—	—	—
Sales of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (borrower)	—	31	1,090	137	1,258
Finance leases (lessee)	—	—	—	—	—
Repayment or termination of loans and leases (lessee)	—	—	—	—	—

Guarantees provided	—	—	38	171	209

Guarantees received	—	—	—	—	—

Commitments acquired	—	5	49	91	145

Commitments/guarantees cancelled	—	—	—	—	—

Dividends and other distributed profit	—	14	—	50	64

Other transactions	—	—	4,345	2,084	6,429

	Millions of reais
	30/09/15
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Purchases of tangible, intangible or other assets	—	9	—	—	9
Financing agreements: loans and capital contributions (lender)	—	108	29,506	6,555	36,169
Finance leases (lessor)	—	—	—	—	—
Repayment or termination of loans and leases (lessor)	—	—	—	—	—
Sales of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (borrower)	—	139	4,884	614	5,637
Finance leases (lessee)	—	—	—	—	—
Repayment or termination of loans and leases (lessee)	—	—	—	—	—

Guarantees provided	—	—	170	766	936

Guarantees received	—	—	—	—	—

Commitments acquired	—	22	220	408	650

Commitments/guarantees cancelled	—	—	—	—	—

Dividends and other distributed profit	—	49	—	174	223

Other transactions	—	—	19,469	9,338	28,807

Millions of euros
30/09/14
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Expenses:
Finance costs	—	—	14	1	15
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of goods (finished or in progress)	—	—	—	—	—
Valuation adjustments for uncollectible or doubtful debts	—	—	—	—	—
Losses on derecognition or disposal of assets	—	—	—	—	—
Other expenses	—	—	16	—	16

	—	—	30	1	31

Income:
Finance income	—	—	68	4	72
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Dividends received	—	—	—	—	—
Leases	—	—	—	—	—
Services rendered	—	—	—	—	—
Sale of goods (finished or in progress)	—	—	—	—	—
Gains on derecognition or disposal of assets	—	—	—	—	—
Other income	—	—	442	10	452

	—	—	510	14	524

Millions of reais
30/09/14
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Expenses:
Finance costs	—	—	43	3	46
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of goods (finished or in progress)	—	—	—	—	—
Valuation adjustments for uncollectible or doubtful debts	—	—	—	—	—
Losses on derecognition or disposal of assets	—	—	—	—	—
Other expenses	—	—	50	—	50

	—	—	93	3	96

Income:
Finance income	—	—	211	12	223
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Dividends received	—	—	—	—	—
Leases	—	—	—	—	—
Services rendered	—	—	—	—	—
Sale of goods (finished or in progress)	—	—	—	—	—
Gains on derecognition or disposal of assets	—	—	—	—	—
Other income	—	—	1,370	31	1,401

	—	—	1,581	43	1,624

	Millions of euros
	30/09/14
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Purchases of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (lender)	—	31	6,941	1,246	8,218
Finance leases (lessor)	—	—	—	—	—
Repayment or termination of loans and leases (lessor)	—	—	—	—	—
Sales of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (borrower)	—	19	1,128	255	1,402
Finance leases (lessee)	—	—	—	—	—
Repayment or termination of loans and leases (lessee)	—	—	—	—	—

Guarantees provided	—	—	46	265	311

Guarantees received	—	—	—	—	—

Commitments acquired	—	5	72	134	211

Commitments/guarantees cancelled	—	—	—	—	—

Dividends and other distributed profit	—	13	—	74	87

Other transactions	—	—	5,555	3,292	8,847

	Millions of reais
	30/09/14
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total

Purchases of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (lender)	—	96	21,393	3,840	25,329
Finance leases (lessor)	—	—	—	—	—
Repayment or termination of loans and leases (lessor)	—	—	—	—	—
Sales of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (borrower)	—	59	3,477	786	4,322
Finance leases (lessee)	—	—	—	—	—
Repayment or termination of loans and leases (lessee)	—	—	—	—	—

Guarantees provided	—	—	142	817	959

Guarantees received	—	—	—	—	—

Commitments acquired	—	15	222	413	650

Commitments/guarantees cancelled	—	—	—	—	—

Dividends and other distributed profit	—	40	—	229	269

Other transactions	—	—	17,121	10,146	27,267

In addition to the detail provided above, there were insurance contracts linked to pensions amounting to EUR 327 million (BRL 1,465 million) at 30 September 2015 (30 September 2014: EUR 331 million (BRL 1,021 million)).

14.	Average headcount

The average number of employees at the Group and at the Bank, by gender, in the nine-month periods ended 30 September 2015 and 2014 was as follows:

	Bank		Group
Average headcount	30/09/15	30/09/14	30/09/15	30/09/14

Men	13,010	13,983	84,330	82,684
Women	10,162	10,241	104,164	101,012

	23,172	24,224	188,494	183,696

15.	Other disclosures: valuation techniques for financial assets and liabilities

The following table shows a summary of the fair values, at 30 September 2015 and 31 December 2014, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	Millions of euros
	30/09/15			31/12/14
	Published price quotations in active markets	Internal models	Total	Published price quotations in active markets	Internal models	Total

Financial assets held for trading	62,373	87,530	149,903	67,319	81,569	148,888
Other financial assets at fair value through profit or loss	3,308	48,802	52,110	3,670	39,003	42,673
Available-for-sale financial assets (1)	89,821	26,191	116,012	90,149	23,455	113,604
Hedging derivatives (assets)	299	8,024	8,323	26	7,320	7,346
Financial liabilities held for trading	21,949	90,511	112,460	17,409	92,383	109,792
Other financial liabilities at fair value through profit or loss	—	58,601	58,601	—	62,317	62,317
Hedging derivatives (liabilities)	460	8,713	9,173	226	7,029	7,255
Liabilities under insurance contracts	—	644	644	—	713	713

	Millions of reais
	30/09/15			31/12/14
	Published price quotations in active markets	Internal Models	Total	Published price quotations in active markets	Internal models	Total

Financial assets held for trading	279,481	392,204	671,685	216,813	262,711	479,524
Other financial assets at fair value through profit or loss	14,822	218,672	233,494	11,821	125,616	137,437
Available-for-sale financial assets (1)	402,470	117,357	519,827	290,343	75,542	365,885
Hedging derivatives (assets)	1,340	35,954	37,294	84	23,575	23,659
Financial liabilities held for trading	98,348	405,562	503,910	56,069	297,538	353,607
Other financial liabilities at fair value through profit or loss	—	262,580	262,580	—	200,704	200,704
Hedging derivatives (liabilities)	2,059	39,043	41,102	728	22,638	23,366
Liabilities under insurance contracts	—	2,886	2,886	—	2,296	2,296

(1)	In addition to the financial instruments measured at fair value shown in the foregoing table, at 30 September 2015, the Bank held equity instruments classified as available-for-sale financial assets and carried at cost amounting to EUR 1,823 million (BRL 8,168 million) (31 December 2014: EUR 1,646 million (BRL 5,301 million)).

Financial instruments at fair value, determined on the basis of published price quotations in active markets (Level 1), include government debt securities, private-sector debt securities, derivatives traded in organised markets, securitised assets, shares, short positions and fixed-income securities issued.

In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set, using its own internal models. In most cases, these internal models use data based on observable market parameters as significant inputs (Level 2) and, in very specific cases, they use significant inputs not observable in market data (Level 3). In order to make these estimates, various techniques are employed, including the extrapolation of observable market data. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The Group did not make any material transfers of financial instruments between one measurement level and another in the nine-month period ended 30 September 2015.

The Group has developed a formal process for the systematic valuation and management of financial instruments, which has been implemented worldwide across all the Group’s units. The governance scheme for this process distributes responsibilities between two independent divisions: Treasury (development, marketing and daily management of financial products and market data) and Risk (on a periodic basis, validation of pricing models and market data, computation of risk metrics, new transaction approval policies, management of market risk and implementation of fair value adjustment policies). The approval of new products follows a sequence of steps (request, development, validation, integration in corporate systems and quality assurance) before the product is brought into production. This process ensures that pricing systems have been properly reviewed and are stable before they are used.

The most important products and families of derivatives, and the related valuation techniques and inputs, by asset class, are detailed in the consolidated financial statements as at 31 December 2014. These valuations include the calculation of the valuation adjustment for counterparty risk or default risk (the CVA and DVA recognised at 30 September 2015 totalled EUR 705 million and EUR 413 million (BRL 3,160 million and BRL 1,852 million), respectively).

Set forth below are the financial instruments at fair value whose measurement was based on internal models (Levels 2 and 3) at 30 September 2015 and 31 December 2014:

	Millions of euros
	Fair values calculated using internal models at 30/09/15		Fair values calculated using internal models at 31/12/14
	Level 2	Level 3	Level 2	Level 3	Valuation techniques	Main inputs
ASSETS:	168,254	2,293	148,760	2,587
Financial assets held for trading	86,497	1,033	80,378	1,191
Loans and advances to credit institutions	2,104	—	1,815	—	Present Value Method	Observable market data
Loans and advances to customers (a)	8,235	—	2,921	—	Present Value Method	Observable market data
Debt and equity instruments	987	47	1,768	85	Present Value Method	Observable market data, HPI
Trading derivatives	75,171	986	73,874	1,106
Swaps	52,051	60	55,794	116	Present Value Method, Gaussian Copula (b)	Observable market data, basis, liquidity
Exchange rate options	1,180	—	1,000	—	Black-Scholes Model	Observable market data, liquidity
Interest rate options	8,571	679	8,385	768	Black’s Model, Heath-Jarrow-Morton Model	Observable market data, liquidity, correlation
Interest rate futures	202	—	132	—	Present Value Method	Observable market data
Index and securities options	2,941	129	2,420	111	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI
Other	10,226	118	6,143	111	Present Value Method, Monte Carlo simulation and other	Observable market data and other
Hedging derivatives	8,005	19	7,320	—
Swaps	6,186	19	7,058	—	Present Value Method	Observable market data, basis
Exchange rate options	—	—	40	—	Black-Scholes Model	Observable market data
Interest rate options	26	—	28	—	Black’s Model	Observable market data
Other	1,793	—	194	—	N/A	N/A
Other financial assets at fair value through profit or loss	48,329	473	38,323	680
Loans and advances to credit institutions	35,306	—	28,592	—	Present Value Method	Observable market data
Loans and advances to customers (c)	12,237	83	8,892	78	Present Value Method	Observable market data, HPI
Debt and equity instruments	786	390	839	602	Present Value Method	Observable market data
Available-for-sale financial assets	25,423	768	22,739	716
Debt and equity instruments	25,423	768	22,739	716	Present Value Method	Observable market data
LIABILITIES:	158,125	344	161,890	552
Financial liabilities held for trading	90,188	323	91,847	536
Deposits from central banks	1,968	—	2,041	—	Present Value Method	Observable market data
Deposits from credit institutions	1,830	—	5,531	—	Present Value Method	Observable market data
Customer deposits	9,693	—	5,544	—	Present Value Method	Observable market data
Trading derivatives	74,417	323	76,644	536
Swaps	50,943	1	56,586	49	Present Value Method, Gaussian Copula (b)	Observable market data, basis, liquidity, HPI
Exchange rate options	1,067	—	1,033	—	Black-Scholes Model	Observable market data, liquidity
Interest rate options	9,563	222	9,816	294	Black’s Model, Heath-Jarrow-Morton Model	Observable market data, liquidity, correlation
Index and securities options	3,070	100	3,499	193	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI
Interest rate and equity futures	871	—	165	—	Present Value Method	Observable market data
Other	8,903	—	5,545	—	Present Value Method, Monte Carlo simulation and other	Observable market data and other
Short positions	2,280	—	2,087	—	Present Value Method	Observable market data
Hedging derivatives	8,701	12	7,029	—
Swaps	8,210	12	6,901	—	Present Value Method	Observable market data, basis
Exchange rate options		—	2	—	Black-Scholes Model	Observable market data
Interest rate options	14	—	14	—	Black’s Model	Observable market data
Other	477	—	112	—	N/A	N/A
Other financial liabilities at fair value through profit or loss	58,592	9	62,301	16	Present Value Method	Observable market data
Liabilities under insurance contracts	644	—	713	—	Present Value Method

	Millions of reais
	Fair values calculated using internal models at 30/09/15		Fair values calculated using internal models at 31/12/14
	Level 2	Level 3	Level 2	Level 3	Valuation techniques	Main inputs
ASSETS:	753,913	10,274	479,111	8,333
Financial assets held for trading	387,575	4,629	258,875	3,836
Loans and advances to credit institutions	9,427	—	5,846	—	Present Value Method	Observable market data
Loans and advances to customers (a)	36,899	—	9,408	—	Present Value Method	Observable market data
Debt and equity instruments	4,423	211	5,694	274	Present Value Method	Observable market data, HPI
Trading derivatives	336,826	4,418	237,927	3,562
Swaps	233,230	269	179,700	374	Present Value Method, Gaussian Copula (b)	Observable market data, basis, liquidity
Exchange rate options	5,287	—	3,219	—	Black-Scholes Model	Observable market data, liquidity
Interest rate options	38,405	3,042	27,006	2,473	Black’s Model, Heath-Jarrow-Morton Model	Observable market data, liquidity, correlation
Interest rate futures	905	—	424	—	Present Value Method	Observable market data
Index and securities options	13,178	578	7,794	357	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI
Other	45,821	529	19,784	358	Present Value Method, Monte Carlo simulation and other	Observable market data and other
Hedging derivatives	35,869	85	23,575	—
Swaps	27,718	85	22,731	—	Present Value Method	Observable market data, basis
Exchange rate options	—	—	129	—	Black-Scholes Model	Observable market data
Interest rate options	117	—	92	—	Black’s Model	Observable market data
Other	8,034	—	623	—	N/A	N/A
Other financial assets at fair value through profit or loss	216,553	2,119	123,425	2,191
Loans and advances to credit institutions	158,199	—	92,085	—	Present Value Method	Observable market data
Loans and advances to customers (c)	54,832	371	28,639	253	Present Value Method	Observable market data, HPI
Debt and equity instruments	3,522	1,748	2,701	1,938	Present Value Method	Observable market data
Available-for-sale financial assets	113,916	3,441	73,236	2,306
Debt and equity instruments	113,916	3,441	73,236	2,306	Present Value Method	Observable market data
LIABILITIES:	708,530	1,541	521,397	1,779
Financial liabilities held for trading	404,115	1,447	295,811	1,727
Deposits from central banks	8,818	—	6,574	—	Present Value Method	Observable market data
Deposits from credit institutions	8,200	—	17,813	—	Present Value Method	Observable market data
Customer deposits	43,432	—	17,856	—	Present Value Method	Observable market data
Trading derivatives	333,449	1,447	246,848	1,727
Swaps	228,262	4	182,247	158	Present Value Method, Gaussian Copula (b)	Observable market data, basis, liquidity, HPI
Exchange rate options	4,782	—	3,327	—	Black-Scholes Model	Observable market data, liquidity
Interest rate options	42,850	995	31,614	947	Black’s Model, Heath-Jarrow-Morton Model	Observable market data, liquidity, correlation
Index and securities options	13,758	448	11,269	622	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI
Interest rate and equity futures	3,903	—	532	—	Present Value Method	Observable market data
Other	39,894	—	17,859	—	Present Value Method, Monte Carlo simulation and other	Observable market data and other
Short positions	10,216	—	6,720	—	Present Value Method	Observable market data
Hedging derivatives	38,989	54	22,638	—
Swaps	36,786	54	22,226	—	Present Value Method	Observable market data, basis
Exchange rate options	—	—	6	—	Black-Scholes Model	Observable market data
Interest rate options	65	—	45	—	Black’s Model	Observable market data
Other	2,138	—	361	—	N/A	N/A
Other financial liabilities at fair value through profit or loss	262,540	40	200,652	52	Present Value Method	Observable market data
Liabilities under insurance contracts	2,886	—	2,296	—	Present Value Method

(a)	Includes mainly short-term loans and reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).
(b)	Includes credit risk derivatives with a net fair value of EUR 131 million (BRL 589 million) recognised in the consolidated balance sheet. These assets and liabilities are measured using the Standard Gaussian Copula Model.
(c)	Includes home mortgage loans to financial institutions in the UK (which are regulated and partly financed by the Government). The fair value of these loans was obtained using observable market variables, including current market transactions with similar amounts and collateral facilitated by the UK Housing Association. Since the Government is involved in these financial institutions, the credit risk spreads have remained stable and are homogeneous in this sector. The results arising from the valuation model are checked against current market transactions.

The measurements obtained using the internal models might have been different had other methods or assumptions been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities. Nevertheless, the Bank’s directors consider that the fair value of the financial assets and liabilities recognised in the consolidated balance sheet and the gains and losses arising from these financial instruments are reasonable.

The net loss recognised in the income statement for the nine-month period ended 30 September 2015 arising from the aforementioned valuation models amounted to EUR 326 million (BRL 1,135 million), of which a gain of EUR 32 million (BRL 112 million) related to models whose significant inputs are unobservable market data.

Level 3 financial instruments

Set forth below are the Group’s main financial instruments measured using unobservable market data that constitute significant inputs of the internal models (Level 3):

•	Instruments in Santander UK’s portfolio (loans, debt instruments and derivatives) linked to the House Price Index (HPI). Even if the valuation techniques used for these instruments may be the same as those used to value similar products (present value in the case of loans and debt instruments, and the Black-Scholes model for derivatives), the main factors used in the valuation of these instruments are the HPI spot rate, the growth rate of that rate, its volatility and mortality rates, which are not always observable in the market and, accordingly, these instruments are considered illiquid.

•	The HPI spot rate: for some instruments the NSA HPI spot rate, which is directly observable and published on a monthly basis, is used. For other instruments where regional HPI rates must be used (published quarterly), adjustments are made to reflect the different composition of the rates and adapt them to the regional composition of Santander UK’s portfolio.

•	HPI growth rate: this is not always directly observable in the market, especially for long maturities, and is estimated in accordance with existing quoted prices. To reflect the uncertainty implicit in these estimates, adjustments are made based on an analysis of the historical volatility of the HPI, incorporating reversion to the mean.

•	HPI volatility: the long-term volatility is not directly observable in the market but is estimated on the basis of more short-term quoted prices and by making an adjustment to reflect the existing uncertainty, based on the standard deviation of historical volatility over various time periods.

•	Mortality rates: these are based on published official tables and adjusted to reflect the composition of the customer portfolio for this type of product at Santander UK.

•	Illiquid CDOs and CLOs in the portfolio of the treasury unit in Madrid. These are measured by grouping together the securities by type of underlying (sector/country), payment hierarchy (prime, mezzanine, junior, etc.), and assuming forecast conditional prepayment rates (CPR) and default rates, adopting conservative criteria.

•	Trading derivatives on baskets of shares. These are measured using advanced local and stochastic volatility models, using Monte Carlo simulations; the main unobservable input is the correlation between the prices of the shares in each basket in question.

•	Callable interest rate trading derivatives (Bermudan-style options) where the main unobservable input is mean reversion of interest rates.

The table below shows the effect, at 30 September 2015, on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average		Impacts (in millions of euros)
(Level 3)						Unfavourable scenario	Favourable scenario
Financial assets held for trading
Debt instruments	Partial differential equations	Long-term volatility	27%-41%	32.30%		(0.2)	0.1
Trading derivatives	Present Value Method	Curves on TAB indices (*)	(a)		(a)	(2.5)	2.5
	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	2.24%		(34.6)	42.6
	Present Value Method, Modified Black-Scholes Model	HPI spot rate	n/a	683	(***)	(11.6)	11.6
	Gaussian Copula model	Probability of default	0%-5%	0.84%		(13.0)	2.6
	Advanced local and stochastic volatility models	Correlation between share prices	55%-75%	65%		(8.5)	8.5
	Advanced multi-factor interest rate models	Mean reversion of interest rates	0.0001-0.03	0.01	(***)	—	38.8

Hedging derivatives (assets)	Advanced multi-factor interest rate models	Mean reversion of interest rates	0.0001-0.03	3.0%		(0.1)	—

Other financial assets at fair value through profit or loss
Loans and advances to customers	Weighted average by probability (according to forecast mortality rates) of European HPI options, using the Black-Scholes model	HPI forward growth rate	0%-5%	2.6%		(8.1)	7.5
Debt and equity instruments	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI forward growth rate	0%-5%	2.2%		(46.1)	56.8
	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI spot rate	n/a	683	(**)	(27.1)	27.1

Available-for-sale financial assets
Debt and equity instruments	Present Value Method, others	Non-performing loans and prepayment ratios, cost of capital, long-term earnings growth rate, long-term estimated dividends; valuation multipliers	(a)		(a)	(1.0)	1.0

Financial liabilities held for trading
Trading derivatives	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	0.8%		(21.4)	4.3
	Present Value Method, Modified Black-Scholes Model	HPI spot rate	n/a	665.6	(**)	(19.9)	21.3
	Present Value Method, Modified Black-Scholes Model	Curves on TAB indices (*)	(a)		(a)	—	—
	Advanced local and stochastic volatility models	Correlation between share prices	55%-75%	65%		(b)		(b)
	Advanced multi-factor interest rate models	Mean reversion of interest rates	0.0001-0.03	0.01	(***)	(b)		(b)

Hedging derivatives (liabilities)	Advanced multi-factor interest rate models	Mean reversion of interest rates	0.0001-0.03	3.0%		(0.1)	—

Other financial liabilities at fair value through profit or loss	—	—	—	—		(b)		(b)

Portfolio/Instrument	Valuation technique	Main unobservable inputs	Range	Weighted average		Impacts (in millions of reais)
(Level 3)						Unfavourable scenario	Favourable scenario
Financial assets held for trading
Debt instruments	Partial differential equations	Long-term volatility	27%-41%	32.30%		(0.7)	0.4
Trading derivatives	Present Value Method	Curves on TAB indices (*)	(a)		(a)	(8.6)	8.6
	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	2.24%		(120.6)	148.6
	Present Value Method, Modified Black-Scholes Model	HPI spot rate	n/a	683	(***)	(40.6)	40.6
	Gaussian Copula model	Probability of default	0%-5%	0.84%		(45.2)	9.1
	Advanced local and stochastic volatility models	Correlation between share prices	55%-75%	65%		(29.6)	29.6
	Advanced multi-factor interest rate models	Mean reversion of interest rates	0.0001-0.03	0.01	(***)	—	135.3

Hedging derivatives (assets)	Advanced multi-factor interest rate models	Mean reversion of interest rates	0.0001-0.03	3.0%		(0.2)	—

Other financial assets at fair value through profit or loss
Loans and advances to customers	Weighted average by probability (according to forecast mortality rates) of European HPI options, using the Black-Scholes model	HPI forward growth rate	0%-5%	2.6%		(28.1)	26.2
Debt and equity instruments	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI forward growth rate	0%-5%	2.2%		(160.8)	198.1
	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI spot rate	n/a	683	(**)	(94.4)	94.4

Available-for-sale financial assets
Debt and equity instruments	Present Value Method, others	Non-performing loans and prepayment ratios, cost of capital, long-term earnings growth rate, long-term estimated dividends; valuation multipliers	(a)		(a)	(3.4)	3.4

Financial liabilities held for trading
Trading derivatives	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	0.8%		(74.6)	15.1
	Present Value Method, Modified Black-Scholes Model	HPI spot rate	n/a	665.6	(**)	(69.4)	74.1
	Present Value Method, Modified Black-Scholes Model	Curves on TAB indices (*)	(a)		(a)	—	—
	Advanced local and stochastic volatility models	Correlation between share prices	55%-75%	65%		(b)		(b)
	Advanced multi-factor interest rate models	Mean reversion of interest rates	0.0001-0.03	0.01	(***)	(b)		(b)

Hedging derivatives (liabilities)	Advanced multi-factor interest rate models	Mean reversion of interest rates	0.0001-0.03	3.0%		(0.2)	—

Other financial liabilities at fair value through profit or loss	—	—	—	—		(b)		(b)

(*)	TAB: “Tasa Activa Bancaria” (Active Bank Rate). Average deposit interest rates (over 30, 90, 180 and 360 days) published by the Chilean Association of Banks and Financial Institutions (ABIF) in nominal currency (Chilean peso) and in real terms, adjusted for inflation (Unidad de Fomento - UF).
(**)	There are regional indices in addition to a UK nationwide HPI. The HPI spot value is the weighted average of the indices that correspond to the positions of each portfolio. The impact reported is a change of 10%.
(***)	Theoretical average value of the parameter. The change made for the favourable scenario is from 0.0001% to 0.03%. An unfavourable scenario was not considered as there was no margin for downward movement from the parameter’s current level. The Group is also exposed, to a lesser extent, to this type of derivative in currencies other than the euro and, therefore, both the average and the range of the unobservable inputs are different. The impact in an unfavourable scenario would be EUR 2.7 million (BRL 9.4 million).
(a)	The exercise was conducted for the unobservable inputs described in the Main unobservable inputs column under probable scenarios. The range and weighted average value used are not shown because the aforementioned exercise was conducted jointly for various inputs or variants thereof (e.g. the TAB input comprises vector-time curves, for which there are also nominal yield curves and inflation-indexed yield curves), and it was not possible to break down the results separately by type of input. In the case of the TAB curve the gain or loss is reported for changes of +/-100 b.p. for the total sensitivity to this index in Chilean pesos and UFs.
(b)	The Group calculates the potential impact on the measurement of each instrument on a joint basis, regardless of whether the individual value is positive (assets) or negative (liabilities), and discloses the joint effect associated with the related instruments classified on the asset side of the consolidated balance sheet.

Lastly, the changes in the financial instruments classified as Level 3 in the first nine months of 2015 were as follows:

	31/12/14	Changes									30/09/15
Millions of euros	Fair value calculated using internal models (Level 3)	Purchases	Sales	Issues	Settlements	Changes in fair value recognised in profit or loss (unrealised)	Changes in fair value recognised in profit or loss (realised)	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)

Financial assets held for trading	1,191	—	(254)	—	—	85	(6)	—	—	17	1,033
Debt and equity instruments	85	—	(35)	—	—	(8)	8	—	—	(3)	47
Trading derivatives	1,106	—	(219)	—	—	93	(14)	—	—	20	986
Swaps	116	—	(59)	—	—	24	(14)	—	—	(7)	60
Interest rate options	768	—	(108)	—	—	(6)	—	—	—	25	679
Index and securities options	111	—	(48)	—	—	70	—	—	—	(4)	129
Other	111	—	(4)	—	—	5	—	—	—	6	118
Hedging derivatives	—	—	—	—	—	2	—	—	17	—	19
Swaps	—	—	—	—	—	2	—	—	17	—	19
Other financial assets at fair value through profit or loss	680	1	(16)	—	—	(48)	—	—	—	(144)	473
Loans and advances to customers	78	—	—	—	—	4	—	—	—	1	83
Debt and equity instruments	602	1	(16)	—	—	(52)	—	—	—	(145)	390
Available-for-sale financial assets	716	2	(67)	—	(58)	—	—	12	60	103	768
TOTAL ASSETS	2,587	3	(337)	—	(58)	39	(6)	12	77	(24)	2,293

Financial liabilities held for trading	536	3	(222)	—	—	3	—	—	—	3	323
Trading derivatives	536	3	(222)	—	—	3	—	—	—	3	323
Swaps	49	—	(49)	—	—	1	—	—	—	—	1
Interest rate options	294	—	(76)	—	—	3	—	—	—	1	222
Index and securities options	193	3	(97)	—	—	(1)	—	—	—	2	100
Hedging derivatives	—	—	—	—	—	(9)	—	—	5	16	12
Swaps	—	—	—	—	—	(9)	—	—	5	16	12
Other liabilities at fair value through profit or loss	16	—	(9)	—	—	7	—	—	—	(5)	9
TOTAL LIABILITIES	552	3	(231)	—	—	1	—	—	5	14	344

	31/12/14	Changes									30/09/15
Millions of reais	Fair value calculated using internal models (Level 3)	Purchases	Sales	Issues	Settlements	Changes in fair value recognised in profit or loss (unrealised)	Changes in fair value recognised in profit or loss (realised)	Changes in fair value recognised in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)

Financial assets held for trading	3,836	—	(886)	—	—	296	(21)	—	—	1,404	4,629
Debt and equity instruments	274	—	(122)	—	—	(28)	28	—	—	59	211
Trading derivatives	3,562	—	(764)	—	—	324	(49)	—	—	1,345	4,418
Swaps	374	—	(206)	—	—	84	(49)	—	—	66	269
Interest rate options	2,473	—	(377)	—	—	(21)	—	—	—	967	3.042
Index and securities options	357	—	(167)	—	—	244	—	—	—	144	578
Other	358		(14)	—	—	17	—	—	—	168	529
Hedging derivatives	—	—	—	—	—	7	—	—	59	19	85
Swaps	—	—	—	—	—	7	—	—	59	19	85
Other financial assets at fair value through profit or loss	2,191	3	(56)	—	—	(167)	—	—	—	148	2,119
Loans and advances to customers	253	—	—	—	—	14	—	—	—	104	371
Debt and equity instruments	1,938	3	(56)	—	—	(181)	—	—	—	44	1,748
Available-for-sale financial assets	2,306	7	(234)	—	(202)	—	—	42	209	1,313	3,441
TOTAL ASSETS	8,333	10	(1,176)	—	(202)	136	(21)	42	268	2,884	10,274

Financial liabilities held for trading	1,727	10	(774)	—	—	10	—	—	—	474	1,447
Trading derivatives	1,727	10	(774)	—	—	10	—	—	—	474	1,447
Swaps	158	—	(171)	—	—	3	—	—	—	14	4
Interest rate options	947	—	(265)	—	—	10	—	—	—	303	995
Index and securities options	622	10	(338)	—	—	(3)	—	—	—	157	448
Hedging derivatives	—	—	—	—	—	(31)	—	—	17	68	54
Swaps	—	—	—	—	—	31	—	—	17	68	54
Other liabilities at fair value through profit or loss	52	—	(31)	—	—	24	—	—	—	(5)	(40)
TOTAL LIABILITIES	1,779	10	(805)	—	—	3	—	—	17	537	1,541

16.	Explanation added for translation to English

These interim condensed consolidated financial statements are presented on the basis of the regulatory financial reporting framework applicable to the Group (see Note 1.b). Certain accounting practices applied by the Group that conform with that regulatory framework may not conform with other generally accepted accounting principles and rules.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	November 5, 2015	By:	/s/ José García Cantera
			Name:	José García Cantera
			Title:	Chief Financial Officer